LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

CONTENTS

Consolidated Statements of Financial Position
Consolidated Statements of Income by Function
Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows - Direct Method
Notes to the Consolidated Financial Statements

CLP    -    CHILEAN PESO
UF    -    CHILEAN UNIDAD DE FOMENTO
ARS    -    ARGENTINE PESO
US$    -    UNITED STATES DOLLAR
THUS$    -    THOUSANDS OF UNITED STATES DOLLARS
MUS$    -    MILLIONS OF UNITED STATES DOLLARS
COP    -    COLOMBIAN PESO
BRL/R$    -    BRAZILIAN REAL
THR$        -     THOUSANDS OF BRAZILIAN REAL
PYG        -     PARAGUAYAN GUARANI

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Notes      Page

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS
	Note	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$

Current Assets
Cash and cash equivalents	6 - 7	1,957,788	1,714,761
Other financial assets	7 - 11	67,295	174,819
Other non-financial assets	12	203,661	185,264
Trade and other accounts receivable	7 - 8	1,163,707	1,385,910
Accounts receivable from related entities	7 - 9	25	28
Inventories	10	438,530	592,880
Current tax assets	17	40,275	47,030
Total current assets other than non-current assets (or disposal groups) classified as held for sale		3,871,281	4,100,692
Non-current assets (or disposal groups) classified as held for sale	13	29,138	102,670

Total current assets		3,900,419	4,203,362

Non-current assets
Other financial assets	7 - 11	53,772	34,485
Other non-financial assets	12	89,416	168,621
Accounts receivable	7 - 8	12,342	12,949
Intangible assets other than goodwill	15	1,000,170	1,151,986
Property, plant and equipment	16	10,186,697	9,091,130
Deferred tax assets	17	10,549	4,782
Total non-current assets		11,352,946	10,463,953
Total assets		15,253,365	14,667,315

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$

Current liabilities
Other financial liabilities	7 - 18	635,213	596,063
Trade and other accounts payables	7 - 19	2,133,572	1,765,279
Accounts payable to related entities	7 - 9	12,875	7,444
Other provisions	20	14,221	15,072
Current tax liabilities	17	6,281	2,371
Other non-financial liabilities	21	3,488,680	3,301,906
Total current liabilities		6,290,842	5,688,135

Non-current liabilities
Other financial liabilities	7 - 18	6,515,238	6,341,669
Accounts payable	7 - 23	491,762	418,587
Other provisions	20	623,846	926,736
Deferred tax liabilities	17	312,677	382,359
Employee benefits	22	167,427	122,618
Other non-financial liabilities	21	140,244	348,936
Total non-current liabilities		8,251,194	8,540,905
Total liabilities		14,542,036	14,229,040

EQUITY
Share capital	24	5,003,534	5,003,534
Retained earnings	24	1,148,291	464,411
Other equity	24	39	39
Other reserves	24	(5,428,597)	(5,017,682)
Parent’s ownership interest		723,267	450,302
Non-controlling interest	14	(11,938)	(12,027)
Total equity		711,329	438,275
Total liabilities and equity		15,253,365	14,667,315

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2024	2023
		ThUS$	ThUS$

Revenue	5 - 25	12,833,043	11,640,541
Cost of sales	26	(9,565,899)	(8,816,590)
Gross margin		3,267,144	2,823,951

Other income	27	200,669	148,641
Distribution costs	26	(606,207)	(587,272)
Administrative expenses	26	(824,493)	(683,311)
Other expenses	26	(459,842)	(532,801)
Other gains/(losses)	26	(36,223)	(91,043)
Income from the operational activities		1,541,048	1,078,165

Financial income	26	142,411	125,356
Financial costs	26	(881,950)	(698,231)
Foreign exchange gains		172,917	85,891
Result of indexation units		19,508	5,311
Income before taxes		993,934	596,492
Income tax benefits/(expense)	17	(16,489)	(14,942)

NET INCOME FOR THE YEAR		977,445	581,550

Income attributable to owners of the parent company		976,972	581,831
Income (Loss) attributable to non-controlling interest	14	473	(281)

NET INCOME FOR THE YEAR		977,445	581,550

EARNING PER SHARE
Basic earnings per share (US$)	29	0.001616	0.000963
Diluted earnings per share (US$)	29	0.001616	0.000963

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended at December 31,
	Note	2024	2023
		ThUS$	ThUS$

NET INCOME FOR THE YEAR		977,445	581,550
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	(21,769)	(21,198)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		(21,769)	(21,198)
Components of other comprehensive income that will be reclassified to income before taxes

Currency translation differences income (losses) on currency translation, before tax		(379,186)	(12,423)
Other comprehensive income (loss), before taxes, currency translation differences		(379,186)	(12,423)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	14,681	(41,144)
Reclassification adjustment on cash flow hedges before tax	24	(40,898)	(26,568)
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	11,999	(11,112)
Other comprehensive income (losses), before taxes, cash flow hedges		(14,218)	(78,824)
Change in value of time value of options
Gains/(Losses) on change in value of time value of options before tax	24	(34,568)	25,751
Reclassification adjustments on change in value of time value of options before tax	24	37,265	28,818
Other comprehensive income (loss), before taxes, changes in the time value of the options		2,697	54,569
Total other comprehensive losses that will be reclassified to losses before taxes		(390,707)	(36,678)
Other components of other comprehensive income (loss), before taxes		(412,476)	(57,876)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	909	751
Income tax relating to other comprehensive income that will not be reclassified to income		909	751
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)	17	—	3,604
Income taxes related to components of other comprehensive loss will be reclassified to income		—	3,604
Total Other comprehensive income (loss)		(411,567)	(53,521)
Total comprehensive income (loss)		565,878	528,029

Comprehensive income (loss) attributable to owners of the parent company		565,547	515,687
Comprehensive income (loss) attributable to non-controlling interests		331	12,342
TOTAL COMPREHENSIVE INCOME		565,878	528,029

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2024		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
Total increase (decrease) in equity
Net income for the period	24	—	—	—	—	—	—	—	—	—	—	976,972	976,972	473	977,445
Other comprehensive income (loss)		—	—	—	(379,049)	(14,218)	2,697	(20,855)	—	—	(411,425)	—	(411,425)	(142)	(411,567)
Total comprehensive income		—	—	—	(379,049)	(14,218)	2,697	(20,855)	—	—	(411,425)	976,972	565,547	331	565,878
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(293,092)	(293,092)	—	(293,092)
Increase (decrease) through transfers and other changes, equity	24-34	—	—	—	—	—	—	—	—	510	510	—	510	(242)	268
Total transactions with shareholders		—	—	—	—	—	—	—	—	510	510	(293,092)	(292,582)	(242)	(292,824)
Closing balance as of December 31, 2024		5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	581,831	581,831	(281)	581,550
Other comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	—	(66,144)	12,623	(53,521)
Total comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	581,831	515,687	12,342	528,029
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(174,549)	(174,549)	—	(174,549)
Increase for other contributions from the owners	24	—	17,401	—	—	—	—	—	—	(14,401)	(14,401)	—	3,000	—	3,000
Increase (decrease) through transfers and other changes, equity	24 -33	(8,294,952)	(17,401)	178	—	—	—	—	—	817,036	817,036	7,559,025	63,886	(12,812)	51,074
Total transactions with shareholders		(8,294,952)	—	178	—	—	—	—	—	802,635	802,635	7,384,476	(107,663)	(12,812)	(120,475)
Closing balance as of December 31, 2023		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2024	2023
		ThUS$	ThUS$

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		14,037,848	13,397,385
Other cash receipts from operating activities		212,750	169,692
Payments for operating activities
Payments to suppliers for the supply goods and services		(9,458,249)	(9,689,508)
Payments to and on behalf of employees		(1,419,825)	(1,304,696)
Other payments for operating activities		(344,911)	(270,580)
Income taxes (paid)		(43,439)	(18,379)
Other cash inflows (outflows)	34	122,153	(20,346)

Net cash (outflow) inflow from operating activities		3,106,327	2,263,568
Cash flows from investing activities
Amounts raised from sale of property, plant and equipment		97,303	46,524
Purchases of property, plant and equipment	34	(1,325,463)	(795,787)
Purchases of intangible assets	34	(94,412)	(68,052)
Interest received		118,437	98,552
Other cash inflows (outflows)	34	34,469	59,258

Net cash (outflow) inflow from investing activities		(1,169,666)	(659,505)
Cash flows inflow (out flow) from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	24	—	(23)
Amounts raised from long-term loans	34	1,750,060	—
Loans repayments	34	(2,004,542)	(342,005)
Payments of lease liabilities	34	(344,038)	(225,358)
Dividends paid	34	(174,838)	—
Interest paid	34	(717,634)	(594,234)
Other cash (outflows) inflows	34	(73,869)	11,405
Net cash inflow (outflow) from financing activities		(1,564,861)	(1,150,215)
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		371,800	453,848
Effects of variation in the exchange rate on cash and cash equivalents		(128,773)	44,238
Net (decrease) increase in cash and cash equivalents		243,027	498,086
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	1,714,761	1,216,675
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	1,957,788	1,714,761

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the "Company") is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Additionally, during the third quarter of 2024, it relisted its American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") in the United States of America.
Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of December 31, 2024, the Company's statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notaría of Santiago of Mr. Eduardo Javier Diez Morello, and the modification of the Company's bylaws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 25.93%, Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership.

As of December 31, 2024, the Company had a total of 2,131 shareholders in its registry. At that date, approximately 22.68% of the Company's capital stock was in the form of ADRs.

During 2024, the Company had an average of 37,355 employees, ending this year with a total of 38,664 collaborator, distributed in 5,576 Administration employees, 19,307 in Operations, 9,288 Cabin Crew and 4,493 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As December 31, 2024			As December 31, 2023
				Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%

96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L. (*)	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited (*)	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	Faisán Finance DAC (*)	Ireland	US$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000

(*)      These subsidiaries have no operations.

(**)     As of December 31, 2024, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position						Net Income
								For the year ended December 31,
		As of December 31, 2024			As of December 31, 2023			2024	2023

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	462,748	1,933,499	(1,092,261)	487,236	1,835,537	(1,000,622)	(122,763)	7,514
Foreign	Latam Airlines Perú S.A.	437,768	366,089	16,930	334,481	285,645	48,836	22,861	(4,666)
93.383.000-4	Lan Cargo S.A.	490,550	263,747	226,803	391,430	189,019	202,411	27,238	22,677
76.717.244-3	Prime Cargo SpA.	14,806	14,844	(38)	912	—	912	(813)	—
Foreign	Connecta Corporation	47,583	15,255	32,328	64,054	6,790	57,264	(5,936)	693
Foreign	Prime Airport Services Inc. and Subsidiary (*)	18,752	15,582	3,169	19,435	17,241	2,194	977	1,380
96.951.280-7	Transporte Aéreo S.A.	238,354	121,609	116,745	280,117	151,066	129,051	(10,064)	24,871
96.631.520-2	Fast Air Almacenes de Carga S.A.	25,783	19,771	6,005	14,255	10,455	3,800	3,675	462
Foreign	Laser Cargo S.R.L.	—	-	—	—	1	(1)	—	—
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	208,807	116,796	(66,907)	166,503	80,502	(71,744)	6,010	(5,345)
96.575.810-0	Inversiones Lan S.A.	1,184	48	1,136	1,238	50	1,188	(53)	(36)
96.847.880-K	Technical Training LATAM S.A.	1,238	740	498	1,246	893	353	205	165
Foreign	Latam Finance Limited	112	208,620	(208,508)	114	208,621	(208,507)	(1)	(1)
Foreign	Professional Airline Services INC.	8,508	1,660	6,848	15,571	10,943	4,628	1,960	1,681
Foreign	Jarletul S.A.	12	1,101	(1,089)	16	1,101	(1,085)	(4)	8
Foreign	Latam Travel S.R.L.	93	—	93	92	—	92	—	5
76.262.894-5	Latam Travel Chile II S.A.	358	1,243	(885)	356	1,239	(883)	(2)	(16)
Foreign	Latam Travel S.A.	3,847	1,623	2,091	4,547	1,554	2,993	(3,563)	940
Foreign	Faisán Finance DAC	—	—	—	—	—	—	—	—
Foreign	TAM S.A. and Subsidiaries (*)	4,070,469	2,557,042	1,512,327	4,239,702	3,027,373	1,212,329	673,648	740,783

(*)    The Equity reported corresponds to Equity attributable to owners of the parent company, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments (Liquidated in May 2023); (3) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai; and (4) Jun Shan 16, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2023 and December 31, 2024, are detailed below:

(1)Incorporation or acquisition of companies

-On March 29, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.
-On March 29, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On March 29, 2023, a capital increase was made in Aerovías de Integración Regional S.A. through the contribution of made a capital increase where Holdco Colombia I SpA made a contribution through accounts receivable for ThUS$120,410 and with a premiums for the issuance of shares, consequently, there were no significant changes in the shareholder composition.

-On April 14, 2023, a capital reduction was carried out in Lan Argentina S.A. through the absorption of losses in the sum of ThUS$160,170. Consequently, there were no significant changes in the shareholding composition and therefore it did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 13 and 14, 2023, Inversiones Lan S.A. made a purchase of 923 shares from third parties, for an a total amount of ThUS$23, of the subsidiary Aerovías de Integración Regional S.A., consequently, these transactions generated a decrease in the non-controlling interest, without generating significant effects on the Consolidated Financial Statements.

-On July 21, 2023, a capital increase was carried out in Latam Airlines Ecuador S.A through the contribution of accounts receivable held by Holdco Ecuador S.A for ThUS$3,100, consequently, there were no significant changes in the shareholding composition and Therefore, it did not generate any effect within the Consolidated Financial Statements.

-On July 28, 2023, Lan Cargo S.A purchased 1 share of Lan Cargo Overseas Limited from Inversiones Lan S.A. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 1, 2023, Inversiones Lan S.A. purchased 1 share of Americonsult SA de CV from Lan Cargo Overseas Limited. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 4, 2023, the merger of Holdco Colombia II SpA into Lan Pax Group S.A takes place, acquiring the latter all of its assets, liabilities, rights and obligations. As a result of the above, Holdco Colombia II SpA is dissolved. On the same date Lan Pax Group S.A carries out a capital increase of ThUS$347 in Holdco Colombia I SpA through the contribution of 47,010 shares of Aerovías de Integración Regional S.A. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. Group. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Mas Investment Limited was liquidated and its controller Lan Cargo Overseas Limited acquired all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Mas Investment Limited held in the following companies: (i) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (ii) Americonsult, S.A. de C.V., equivalent to 499 shares; (iii) Transporte Aéreo S.A. equivalent to 109,662 shares; and (iv) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Lan Cargo Overseas Limited was liquidated and its controller Lan Cargo S.A acquired all its all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Lan Cargo Overseas Limited held in the following companies: (i) Prime Airport Services Inc., equivalent to 105 shares; (ii) Americonsult de Costa Rica S.A, equivalent to 66 shares; (iii) Americonsult de Guatemala, Sociedad Anónima, equivalent to 50 shares; (iv) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (v) Americonsult, S.A. de C.V., equivalent to 499 shares; (vi) Transporte Aéreo S.A. equivalent to 109,662 shares; and (vii) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM S.A. through the contribution of ThUS$106,104 on accounts receivable from LATAM Airlines Group S.A.; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM Linhas Aéreas S.A through the contribution of ThUS$106,104 on accounts receivable from TAM S.A., consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On October 23 and 30, 2023, Inversiones Lan S.A. purchased a total 183 shares from Non- controlling interest, for an a total amount of ThUS$2, of the subsidiary Aerovías de Integración Regional S.A., consequently, these transactions generated a decrease in non-controlling interest, with no generating significant effects on the Consolidated Financial Statements.

-On December 6, 2023, the company Prime Cargo SpA was incorporated, which is 100% owned by Lan Cargo S.A., whose exclusive purpose is to carry out storage activities for all types of products and/or merchandise in Chile.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 2,392,166 preferred shares of Inversora Cordillera S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 99.95% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the Consolidated Financial Statements.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 53,376 preferred shares of LAN Argentina S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of LAN Argentina S.A. is as follows: Lan Pax Group S.A. with 4.99%, Inversora Cordillera S.A. with 94.96% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the Consolidated Financial Statements.

-On March 18, 2024, a capital reduction was carried out in Inversiones Aéreas S.A. through the absorption of accumulated losses in the sum of ThUS$175,140. As a consequence of this decrease in capital, the number of shares was reduced by 6,634,496, without modifying the original participation of its shareholders. This transaction did not generate any effect within the Consolidated Financial Statements.

-On May 14, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$45,271, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-On September 17, 2024, LATAM Airlines Group S.A acquired in 1 Euro, 100% of the rights of the company Faisán Finance Designates Activity Company, domiciled in Ireland, for the purposes of acquiring, managing, financing, refinancing, among others.

-On November 8, 2024, the Board of Directors of the subsidiary Connecta Corporation agreed the distribution and payment of dividends of ThUS$19,000 to Lan Cargo S.A., as sole shareholder. This transaction did not generate any effect within the Consolidated Financial Statements.

-At the Extraordinary General Shareholders' Meeting held on December 16, 2024 of the subsidiary Lan Argentina S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by this subsidiary to its shareholders, and to amend the company statute to eliminate the Class "B" Preferred Shares, replacing them in their entirety with ordinary shares. Accrued preferred dividends that were outstanding to shareholders amounted to ThUS$1,019 as of December 15, 2024. At this same Meeting, it was approved to amend the company statute to replace all preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-At the Extraordinary General Shareholders' Meeting held on December 16, 2024, of the subsidiary Inversora Cordillera S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by said subsidiary to its shareholders, and to amend the company statute to eliminate the Class "A" Preferred Shares, replacing them in their entirety with ordinary shares. The accumulated preferred dividends that were pending payment to shareholders amounted to ThUS$8,580. At this same Meeting, it was approved to amend the company statute to eliminate and replace preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-On December 17, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$18,544, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.    Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2024 and 2023, have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC IC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2023 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2024.

(a)Application of new standards for the year 2024:
Accounting pronouncements with implementation effective from January 1, 2024:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IAS 1: Presentation of financial statements, on classification of liabilities.	January 2020	01/01/2024

Amendment to IAS 1: Presentation of financial statements, on noncurrent liabilities with covenants.	October 2022	01/01/2024

Amendment to IFRS 16: Leases, on sales with leaseback.	September 2022	01/01/2024

Amendments to IAS 7 "Statement of cash flows" and IFRS 7 "Financial Instruments: Information to be Disclosed"	May 2023	01/01/2024

The application of these accounting standards as of January 1, 2024, had no significant effect on the Company's consolidated financial statements.

(b)     Accounting pronouncements not in force for the financial year beginning on January 1, 2024:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

The Company's management is evaluating the impacts that the application of IFRS 18 Presentation and disclosures in the financial statements; and the amendments to IFRS 9 and IFRS 7 may have on the consolidated financial statements. Where it is estimated that the adoption of the amendments to IAS 21 and IFRS 19 Subsidiaries without Public Liability: Disclosures, will not have significant effects on the company's consolidated financial statements in the year of its first adoption.

(c)     Chapter 11 Filing and Exit

Chapter 11 Filing and Procedure: Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board of LATAM Airlines Group S.A. (“LATAM Parent”) resolved unanimously that LATAM Parent and some its subsidiaries should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same, which petition was submitted on May 26, 2020 and was jointly administered under Case Number 20- 11254. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. and its subsidiaries in Brazil (July 9, 2020) joined the process (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

As part of their overall reorganization process, while the Chapter 11 proceedings were outstanding the Debtors sought and received relief in certain non-U.S. jurisdictions (i.e., Cayman Islands, Chile and Colombia).

The Bankruptcy Filing for each of the Debtors was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ joint plan of reorganization (the “Plan”) and rejecting all remaining objections and entered an order confirming the Plan (the “Confirmation Order”). On November 3, 2022 (the “Effective Date”), the Plan was substantially consummated and each of the Debtors emerged from the Chapter 11 proceedings as “Reorganized Debtors”. Thereafter, the Reorganized Debtors were permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

Pursuant to the Plan, the Company received an infusion of approximately US$8.19 billion through a mix of new equity, convertible notes and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving undrawn facilities in the amount of US$1.1 billion.

Pursuant to the Plan and Backstop Agreements, between October and November 2022, LATAM obtained secured priority DIP and exit debt for a total amount of US$2.75 billion, structures as follows: (i) a new revolving credit line facility of up to US$500 million (the “Revolving Credit Facility”), (ii) and new term loan B for US$1.1 billion (the “Term Loan”); (iii) notes issued pursuant to Rule 144A and Regulation S of the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 of the United States of America (the “U.S. Securities Act”) for a total amount of US$450 million and with a scheduled maturity date in 2027 (the “2027 Notes” ); and (iv) bonds issued pursuant to Rule 144A and Regulation S of the SEC under the US Securities Law for a total amount of US$700 million and whit a scheduled maturity date in 2029 (the “2029 Notes”, and together with the Revolving Credit Facility, the Term Loan, and the 2027 Notes, the “Exit Financing"). All the debt instruments comprising the Exit Financing are secured equally and ratably with the same collateral comprised of certain assets of LATAM Parent and its subsidiaries that are obligors under such instruments.

As is usual in this types of restructurings, the Chapter 11 proceedings docket remained open after the Effective Date to complete the conciliation process for certain claims that were still pending, as of such date, as well as to resolve certain administrative matters.

On June 29, 2023, the Bankruptcy Court issued a final decree of the Chapter 11 proceedings ordering the closure of Case Number 20-11254 and its file (the “Final Decree”). The foregoing, as a result of the resolution of substantially all remaining issues of the Chapter 11 proceedings and all appeals of the Confirmation Order.

Subsequent to the Effective Date, the Exit Financing has been subject to the following amendments:

1.The Revolving Credit Facility has been amended on two occasions.

a)First, as reported by material fact dated July 15, 2024, the Revolving Credit Facility was modified in order to, among other things, (i) extend the scheduled maturity date from November 2026 to July 15, 2029; provided, however, that it will be payable in advance earlier on the date that is 180 days prior to the maturity date of any of the outstanding financings that share collateral with the Revolving Credit Facility, to the extent that as of that date, such other financings have not been refinanced or deferred; (ii) increase the amount of the Revolving Credit Facility from US$500 million to US$750 million; (iii) eliminate references to the Chapter 11 proceedings; (iv) include additional financiers to the Revolving Credit Line; and (v) modify certain commercial conditions of the Revolving Credit Facility in relation to interest rates and fees and

b)In second place, the Revolving Credit Facility was modified on October 7, 2024,to, among other things, amend certain covenants and incorporate certain provisions relates to certain collateral release events described below.

2. 2030 Notes and Refinancing of the 2027 Notes and the Term Loan.

As reported through material fact dated October 1, 2024 and October 15, 2024, on October 15, 2024, LATAM Parent issued and placed in international markets, secured notes for a principal amounts of US$1.4 billion, at an annual interest rate of 7.875% and maturing in the year 2030 (the “2030 Bonds”), under the Rule 144-A and SEC Regulation S, under the US Securities Act. The Notes are considered Exit Financing and, thus, are secured with the same collateral of the other instruments comprising the Exit Financing. Additional, the 2030 Notes' indenture also includes provisions related to certain collateral release events described below.

The proceeds obtained from issuance of the 2030 Notes, together with the additional available cash of LATAM Parent of US$200 million, were used to pay in full and terminate the Term Loan and 2027 Notes.

If any, the remainder of the funds obtained under the 2030 Bonds and the cash reserves currently maintained by LATAM Parent must be used for working capital and other general corporate purposes.

As a result of the above, there was an impact on expenses in the consolidated income statement for an approximate amount of US$134 million, of which US$45 million directly impacted cash during the fourth quarter of 2024.

3.     Additional Collateral Release

The Revolving Credit Facility and the 2030 Notes indenture include substantially the same provisions under which LATAM Parent may in the future, and after satisfying certain conditions, release the liens over certain collateral, including the cargo-business assets, the gates and slots. Any such collateral release is subject to numerous conditions, including that (a) after giving pro forma effect to the release, the asset coverage ratio set forth in those instruments is not less than 1.6x and (b) the release is permitted under all Exit Financings (and any junior debt secured by the same collateral) and, after giving effect to such release, the released collateral does no longer secure any such secured debts.

The referred collateral release provisions have not been included yet in the 2029 Notes indenture and, thus, any such release cannot be implemented until either the 2029 Notes indenture is amended to include such provisions or the 2029 Notes are paid in full.

2.2.    Basis of Consolidation

(a)    Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)    Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)    Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)    Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.    Foreign currency transactions

(a)    Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)    Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)    Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)    Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)    Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)    The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)    All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gain (losses) from exchange rate difference, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.    Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sale" and "Administrative expenses".

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.    Intangible assets other than goodwill

(a)     Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

(b)    Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.    Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.    Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

2.8.    Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)      Debt instruments
The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)      Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.

2.9. Derivative financial instruments and embedded derivatives
Derivative financial instruments and hedging activities
Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:
(a) Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or
(b)      Derivatives that do not qualify for hedge accounting.
At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.
The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.
(a) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.
For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.
Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to this part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.
When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.
When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.
(b) Derivatives not booked as a hedge
The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives
The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.    Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.    Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.    Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.    Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.    Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.    Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.
Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal and compliance with contractual agreements at the closing date of these financial statements.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.    Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or arises from a business combination. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and
(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar Two rules”, through which multinational groups are expected to pay a minimum effective tax rate of 15%. Based on the analysis carried out, we have concluded that, either because they fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered a “Constituent Entity” for the purposes of the Pillar) or they are located in jurisdictions that do not have implemented such GloBE Rules, no entity, permanent establishment or vehicle of the LATAM Group will have a financial impact due to the GloBE Rules in fiscal year 2024. The LATAM Group constantly evaluates these potential impacts, including the recent Law 15.079/2024 published in Brazil during the month of December, which makes definitive Provisional Measure No. 1.262/2024 published on October 3, 2024 by the Federal Government. This law introduces the Pillar Two rules in the country without relevant changes with respect to the initial provisional measure, incorporating certain aspects of the GloBE rules into Brazilian tax legislation. The new rules in Brazil will come into effect in fiscal year 2025. At the closing of these financial statements, the group does not present expenses (income) for current taxes related to the income tax of Pillar Two.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023, relating to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

2.17.    Employee benefits

(a)    Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.
(b)    Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)         Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)    Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)     Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.    Provisions

Provisions are recognized when:

(i) The Company has a present legal or constructive obligation as a result of a past event;

(ii) It is probable that payment is going to be required to settle an obligation; and

(iii) A reliable estimate of the obligation amount can be made.

2.19.    Revenue from contracts with customers

(a)     Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)     Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)     Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other current non-financial assets" in the Consolidated Classified Statement of Financial Position.

(d)     Frequent passenger program

The Company maintains the following loyalty programs: LATAMPASS’s and LATAMPASS’s Brazil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner (*).

(*) The current contract with the financial partner in Chile will end on December 31, 2025, and the Company is evaluating alternatives that, in the best interest of the company, contribute to further improve the LATAMPASS Program and its partners.

(1)    Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed ("breakage").

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2)    Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20.    Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-The amount of the initial measurement of the lease liability;
-Lease payment made at or before commencement date;
-Initial direct costs, and
-Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-Fixed payments including in substance fixed payment.
-Variable lease payments that depend on an index or a rate;
-The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in "Financial costs".

Principal and interest are present in the consolidated cash flow as "Payments of lease liability" and "Interest paid", respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)     That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.
(b)     Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.    Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.    Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed; and once done, recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.    Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.    Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)    Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)    Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended December 31, 2024, the Company recognized losses of US$(18.1) million for fuel hedging net of premiums in the costs of sales for the year. During the period ended December 31, 2023, the Company recognized gains of US$15.7 million for fuel hedging net of premiums in the costs of sales for the year.

As of December 31, 2024, the market value of the fuel positions amounted to US$7.7 million (positive). At the end of December 2023, this market value was US$22.1 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2024 (*)	Maturities
	Q125	Q225	Q325	Q425	Total
Percentage of coverage over the expected volume of consumption	51%	47%	34%	30%	41%

Positions as of December 31, 2023 (*)	Maturities
	Q124	Q224	Q324	Q424	Total
Percentage of coverage over the expected volume of consumption	35%	32%	30%	22%	30%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of December 2024 and the end of December 2023. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the second half of 2025.

Benchmark price (US$ per barrel)	Positions as of December 31, 2024 effect on Equity (MUS$)	Positions as of December 31, 2023 effect on Equity (MUS$)

+5	+15.7	+10.8
-5	-12.8	-10.7

Given the fuel hedging structure as of the fourth quarter of 2024, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$156.7 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$138.1 million in higher fuel costs.

(ii)    Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the parent company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of December 31, 2024, the Company recognized gains of US$10.0 million for FX hedging derivatives net of premiums reflected in exchange rate. At the end of December of 2023, the Company recognized losses for US$10.1 million for FX hedging derivatives in exchange rate.

As of December 31, 2024, the market value of hedging FX derivative positions is US$3.1 million (positive). As of December 31, 2023, the market value of the hedging FX derivative positions was US$1.5 million (negative). As of December 31, 2024, the Company has current hedging FX derivatives for US$165 million. . As of December 31, 2023, the Company held hedging FX derivatives of US$404 million.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of December 31, 2024 (MUS$)	Effect on equity as of December 31, 2023 (MUS$)

-10%	-3.6	-10.0
+10%	+1.0	+19.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its assets and liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from US dollar to Brazilian reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended December 31, 2024 (MUS$)	Effect on Income Statement for the year ended December 31, 2023 (MUS$)

-10%	-54.7	+6.6
+10%	+54.7	-6.6
Impact of the exchange rate variation in the Equity, from translating the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation of 10% in the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2024 MUS$	Effect at December 31, 2023 MUS$

-10%	+318.51	+327.01
+10%	-260.60	-267.56

(iii)    Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) .

Of the company's financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.

Mitigation:

Currently, 76% (50% as of December 31, 2023) of the debt is fixed against fluctuations in interest rates. The variable debt is indexed to the reference rate based on SOFR.

Likewise, most of the company's liquidity is denominated in US dollars and indexed to a return rate similar and with a similar fluctuation to the SOFR rate, which helps reduce exposure.

Rate Hedging Results:

During the period ended December 31, 2024, the Company did not recognize any losses for premiums paid. At the end of December of 2023, losses of US$1.8 million were recognized corresponding to the recognition in profit for premiums paid.

As of December 31, 2024, the value of the interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals amounted to US$4.68 million (negative), at the end of December 2023 the Company did not have interest rate derivatives outstanding.

As of December 31, 2024, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives associated with some aircraft leases amounted to US$ 0.1 million (negative). As of December 31, 2023, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$14.9 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$1.9 million (positive) was recognized. At the end of December of 2023, the Company recognized US$1.1 (positive) million for this same concept.

As of December 31, 2024, the Company settled derivatives associated with hedges of leased aircraft for US$0.1 million (negative)

Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of December 31, 2024 effect on Income (Loss) before taxes (MUS$)	Positions as of December 31, 2023 effect on Income (Loss) before tax (MUS$)

+100 basis points	-9.28	-20.27
-100 basis points	+9.28	+20.27

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of December 31, 2024 effect on equity (MUS$)	Positions as of December 31, 2023 effect on equity (MUS$)

+100 basis points	+5.9	—
-100 basis points	-6.3	—

The calculations were made by vertically increasing (decreasing) 100 basis points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the period ended December 31, 2024, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.

(b)     Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of December 31, 2024 has experienced an decrease by 4% compared to the balance as of December 31, 2023, mainly due to an decrease in passenger transportation operations (travel agencies and corporate) that decrease by 2% in its sales, mainly affecting the payment methods credit card 2%, and cash sales 1%. In relation to the cargo business, it presented a increase in its operations of 14% compared to December 2023. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of December 2024 had a decrease 14% compared to the end of December 2023, as a result of the decrease in the portfolio due to collection, and due to the application of write-offs.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.
To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)     Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Billing Settlement Plan (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aereas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to mitigate the exposure of their debtors which are monitored permanently . The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)    Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of December 31, 2024, the balance of liquid funds is US$1,958 million ((US$1,715 million as of December 31, 2023), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2024, LATAM maintains three Revolving Credit Facility for a total of US$1,850 million, one for an amount of US$800 million, another for an amount of US$750 million and the last one for US$300 million. The first two are fully available whilst the third has US$25 million undrawn and available. With this, the sum of the three committed credit lines amounts to a total of US$1,575 million. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with both international bonds. The third is collateralized by spare engines. (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	2,970	5,889	5,889	167,830	182,578	147,217	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	203,875	407,750	1,107,750	1,455,125	3,174,500	2,100,000	To the expiration	10.69	9.71
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,996	17,263	45,343	43,928	104,940	217,470	159,624	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,770	17,015	43,945	41,683	33,697	142,110	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Ireland	US$	2,724	8,158	20,911	19,790	110,277	161,860	100,000	Quarterly	6.42	6.42

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,447	16,392	43,700	38,590	14	104,143	99,109	Quarterly	2.29	2.05
0-E	CREDIT AGRICOLE	France	US$	4,097	13,097	35,021	292,571	—	344,786	275,012	To the expiration	6.63	6.63

Financial lease
0-E	NATIXIS	France	US$	10,319	29,916	77,088	112,238	24,493	254,054	191,383	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	11,210	6,710	—	—	—	17,920	17,492	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	36,227	82,640	180,932	108,316	36,702	444,817	413,072	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	5,981	18,001	51,307	60,431	86,947	222,667	161,870	Monthly	10.71	10.71

	TOTAL			87,771	416,037	911,886	1,831,186	2,020,031	5,266,911	3,780,509

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	13,966	Quarterly	—	—

	TOTAL			510	1,530	4,080	7,846	—	13,966	13,966

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	144,076	507,305	1,171,362	958,537	1,718,984	4,500,264	3,174,757	—	—	—
	OTHER ASSETS	OTHERS	US$	3,717	11,276	31,723	27,462	90,051	164,229	88,854	—	—	—
			CLP	1,535	4,604	11,441	10,263	29,935	57,778	36,151	—	—	—
			UF	1,264	3,757	9,241	6,523	3,631	24,416	21,425	—	—	—
			COP	344	1,016	1,784	56	—	3,200	2,829	—	—	—
			EUR	31	92	58	8	—	189	183	—	—	—
			BRL	3,072	8,322	18,727	12,425	18,256	60,802	38,082	—	—	—
			MXN	87	217	11	—	—	315	299	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,291,259	6,478	—	—	—	1,297,737	709,933	—	—	—
			CLP	65,753	193	—	—	—	65,946	64,317	—	—	—
			BRL	224,513	6,621	—	—	—	231,134	409,474	—	—	—
			Other currency	172,749	4,534	—	—	—	177,283	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	3,576	—	—	—	3,576	3,576	—	—	—
Foreign	Delta Air Lines, Inc.	USA	US$	—	9,299	—	—	—	9,299	9,299	—	—	—
	Total			1,908,400	567,290	1,244,347	1,015,274	1,860,857	6,596,168	4,677,368
	Total consolidated			1,996,681	984,857	2,160,313	2,854,306	3,880,888	11,877,045	8,471,843

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
97.023.000-9	GOLDMAN SACHS	U.S.A.	US$	44,721	127,878	302,953	1,192,355	—	1,667,907	1,089,000	Quarterly	20.31	15.04

Obligations with the public
97.030.000-7	SANTANDER	Chile	UF	—	3,230	6,409	6,409	182,647	198,695	160,214	At Expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	153,813	307,625	697,438	793,625	1,952,501	1,150,000	At Expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	At Expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,940	17,082	41,319	40,578	120,730	225,649	171,704	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,948	16,928	42,098	40,736	54,056	159,766	132,585	Quarterly / Monthly	8.76	8.76

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	1,348	43,531	43,494	16,665	105,490	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	12,919	37,926	16,649	—	—	67,494	64,102	Quarterly	7.11	7.11
0-E	CREDIT AGRICOLE	France	US$	6,451	33,576	75,714	243,842	—	359,583	266,768	At Expiration	9.43	9.43

Financial lease
0-E	NATIXIS	France	US$	10,653	30,443	73,474	70,443	94,995	280,008	215,357	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,984	50,411	17,681	—	—	86,076	84,177	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	3,262	9,389	216,015	148,582	75,118	452,366	413,072	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	5,891	17,705	47,590	54,357	117,597	243,140	172,582	Monthly	10.71	10.71

Others loans
0-E	OTHERS (*)	Chile	US$	104	—	—	—	—	104	104	At Expiration	—	—
	TOTAL			114,325	499,729	1,191,058	2,538,234	1,455,439	5,798,785	4,018,777
(•)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial Leases
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	16,006	Semiannual/Quarterly	—	—

	TOTAL			510	1,530	4,080	9,886	—	16,006	16,006

´

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	139,599	419,554	1,116,682	928,238	1,685,262	4,289,335	2,894,195	—	—	—
	OTHER ASSETS	OTHERS	US$	2,523	7,276	14,863	846	1,404	26,912	25,680	—	—	—
			CLP	19	57	94	—	—	170	135	—	—	—
			UF	557	1,255	2,906	2,426	5,099	12,243	11,097	—	—	—
			COP	122	308	266	148	—	844	667	—	—	—
			EUR	63	101	172	23	—	359	296	—	—	—
			BRL	2,314	6,871	15,177	14,438	25,742	64,542	35,841	—	—	—
			MXN	24	71	8	—	—	103	84	—	—	—
Trade and other accounts payables
	OTHERS	OTHERS	US$	846,541	7,063	—	—	—	853,604	709,933	—	—	—
			CLP	44,593	8,072	—	—	—	52,665	64,317	—	—	—
			BRL	309,999	7,671	—	—	—	317,670	409,474	—	—	—
			Other currency	178,740	5,522	—	—	—	184,262	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	2,312	—	—	—	2,312	2,312	—	—	—
Foreign	Delta Air Lines, Inc.	USA	US$	—	5,132	—	—	—	5,132	5,132	—	—	—

	Total			1,525,094	471,265	1,150,168	946,119	1,717,507	5,810,153	4,277,352
	Total consolidated			1,639,929	972,524	2,345,306	3,494,239	3,172,946	11,624,944	8,312,135

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of December 31, 2024, the Company maintains guarantees for US$0.5 million corresponding to derivative transactions. The decrease is due to: i) Lower collateral transfers to bank counterparties at the time of contract closing and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2023, the Company had guarantees for US$12.8 million corresponding to derivative transactions.

3.2.    Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The Company's international credit rating is the result of its ability to meet its long-term financial commitments. As of December 31, 2024, The Company has a national scale rating of BBB+ with positive outlook by Fitch and a rating of BBB with positive outlook by Feller. On an international scale, it has a rating of BB- with a positive outlook by Standard & Poor's, a rating of Ba2 with a stable outlook by Moody's and a rating of BB- with a positive outlook by Fitch.

3.3.     Estimates of fair value.

At December 31, 2024, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.    Derivative financial instruments:

This category includes the following instruments:

-Fuel derivative contracts,

-Currency derivative contracts,

-Interest rate derivative contracts.

2.    Financial Investments:

This category includes the following instruments:

-Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2024				As of December 31, 2023
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Assets
Cash and cash equivalents	77,313	77,313	—	—	89,706	89,706	—	—
Short-term mutual funds	77,313	77,313	—	—	89,706	89,706	—	—

Other financial assets, current	15,565	—	15,565	—	22,136	—	22,136	—
Fair value interest rate derivatives	4,676	—	4,676	—	-	—	-	—
Fair value of fuel derivatives	7,747	—	7,747	—	22,136	—	22,136	—
Fair value of foreign currency derivative	3,142	—	3,142	—	—	—	—	—

Liabilities

Other financial liabilities, current	—	—	—	—	1,544	—	1,544	—
Fair value of foreign currency derivatives	—	—	—	—	1,544	—	1,544	—

Additionally, at December 31, 2024, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2024		As of December 31, 2023
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,880,475	1,880,475	1,625,055	1,625,055
Cash on hand	1,885	1,885	2,019	2,019
Bank balance	664,173	664,173	552,187	552,187
Overnight	103,761	103,761	75,236	75,236
Time deposits	1,110,656	1,110,656	995,613	995,613
Other financial assets, current	51,730	51,730	152,683	152,683
Other financial assets	51,730	51,730	152,683	152,683
Trade debtors, other accounts receivable and Current accounts receivable	1,163,707	1,163,707	1,385,910	1,385,910
Accounts receivable from entities related, current	25	25	28	28
Other financial assets, non-current	53,772	53,772	34,485	34,485
Accounts receivable, non-current	12,342	12,342	12,949	12,949

Other current financial liabilities	635,213	837,181	594,519	867,791
Accounts payable for trade and other accounts payable, current	2,133,572	2,133,572	1,765,279	1,765,279
Accounts payable to entities related, current	12,875	12,875	7,444	7,444
Other financial liabilities, non current	6,515,238	6,361,620	6,341,669	6,174,294
Accounts payable, non current	491,762	491,762	418,587	418,587

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)     Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)     Depreciation expense and impairment of Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)     Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)     Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the year in which the change occurs and in future years.

As of December 31, 2024, deferred revenues associated with air tickets sold amount to ThUS$2,012,661 (ThUS$2,009,242 as of December 31, 2023). A hypothetical change of one percentage point in the probability of expiration of up to ThUS$10,016 per month (ThUS$10,150 as of December 31, 2023).

(e)     Valuation of the miles and points awarded to the holders of the loyalty programs, pending use.
As of December 31, 2024, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries increased to ThUS$949,495 (ThUS$1,099,580 as of December 31, 2023). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$33,479 on the results of 2024 (ThUS$31,510 as of December 31, 2023). Deferred revenue associated with the LATAM Pass Brazil loyalty program increased to ThUS$203,058 as of December 31, 2024 (ThUS$179,151 as of December 31, 2023). An hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$5,537 on the results of 2023 (ThUS$5,125 as of December 31, 2023).
The company, in conjunction with an external consultant, estimates the probability of non-use based on a predictive model, according to the redemption behaviors and validity of miles and points using significant judgments and critical assumptions which consider the historical use activity and the expected use pattern.

(f)     Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)     Leases

In year 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company's indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)Discount rate

To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee's estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of December 31, 2024, would increase the lease liability by approximately US$119 million (US$111 million as of December 31, 2023).

(ii)Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee's control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of December 31, 2024, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Peru	1,127,532	988,908
Argentina	239,369	244,413
U.S.A.	1,324,008	1,044,822
Europe	957,042	800,897
Colombia	669,206	662,263
Brazil	5,512,471	5,006,377
Ecuador	364,960	332,801
Chile	1,927,847	1,898,150
Asia Pacific and rest of Latin America	710,608	661,910
Income from ordinary activities	12,833,043	11,640,541
Other operating income	200,669	148,641

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Cash on hand	1,885	2,019
Bank balances (1)	664,173	552,187
Overnight	103,761	75,236
Total Cash	769,819	629,442
Cash equivalents
Time deposits	1,110,656	995,613
Mutual funds	77,313	89,706
Total cash equivalents	1,187,969	1,085,319
Total cash and cash equivalents	1,957,788	1,714,761
(1) As of December 31, 2024, within the item bank balances are ThUS$590,463 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$391,966 as of December 31, 2023)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Argentine peso	4,228	3,438
Brazilian real	347,041	520,796
Chilean peso	17,943	47,933
Colombian peso	19,042	36,326
Euro	15,721	25,329
US Dollar	1,508,548	1,020,467
Pound Sterling	2,069	5,073
Mexican peso	4,222	8,159
R.P. Chinese Yuan	21,585	20,801
Other currencies	17,389	26,439
Total	1,957,788	1,714,761

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of December 31, 2024

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,880,475	77,313	—	1,957,788
Other financial assets, current	51,730	—	15,565	67,295
Trade and others accounts receivable, current	1,163,707	—	—	1,163,707
Accounts receivable from related entities, current	25	—	—	25
Other financial assets, non current	53,772	—	—	53,772
Accounts receivable, non current	12,342	—	—	12,342
Total	3,162,051	77,313	15,565	3,254,929

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	635,213	—	635,213
Trade and others accounts payable, current	2,133,572	—	2,133,572
Accounts payable to related entities, current	12,875	—	12,875
Other financial liabilities, non-current	6,515,238	—	6,515,238
Accounts payable, non-current	491,762	—	491,762
Total	9,788,660	—	9,788,660

As of December 31, 2023

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,625,055	89,706	—	1,714,761
Other financial assets, current	152,683	—	22,136	174,819
Trade and others accounts receivable, current	1,385,910	—	—	1,385,910
Accounts receivable from related entities, current	28	—	—	28
Other financial assets, non current	34,485	—	—	34,485
Accounts receivable, non current	12,949	—	—	12,949
Total	3,211,110	89,706	22,136	3,322,952

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	594,519	1,544	596,063
Trade and others accounts payable, current	1,765,279	—	1,765,279
Accounts payable to related entities, current	7,444	—	7,444
Other financial liabilities, non-current	6,341,669	—	6,341,669
Accounts payable, non-current	418,587	—	418,587
Total	9,127,498	1,544	9,129,042

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Trade accounts receivable	1,132,923	1,185,792
Other accounts receivable	99,063	277,845
Total trade and other accounts receivable	1,231,986	1,463,637
Less: Expected credit loss	(55,937)	(64,778)
Total net trade and accounts receivable	1,176,049	1,398,859
Less: non-current portion – accounts receivable	(12,342)	(12,949)
Trade and other accounts receivable, current	1,163,707	1,385,910

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2024			As of December 31, 2023
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$

Up to date	1%	961,546	(12,550)	1%	1,022,845	(12,672)
From 1 to 90 days	1%	122,350	(1,438)	3%	102,977	(2,989)
From 91 to 180 days	15%	6,510	(978)	25%	8,350	(2,048)
From 181 to 360 days	67%	4,960	(3,325)	44%	7,868	(3,491)
Over 360 days	100%	37,557	(37,646)	100%	43,752	(43,578)
Total		1,132,923	(55,937)		1,185,792	(64,778)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Argentine Peso	8,968	13,827
Brazilian Real	722,208	825,749
Chilean Peso	71,628	75,050
Colombian Peso	16,032	12,720
Euro	96,438	90,699
US Dollar	224,169	344,347
Australian Dollar	5,457	5,097
Japanese Yen	4,998	4,695
Pound Sterling	8,488	3,390
Peruvian Sol	699	7,640
Korean Won	309	5,882
Other Currencies	16,655	9,763
Total	1,176,049	1,398,859

Movements of the expected credit losses of Trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	(67,232)	7,122	(4,668)	(64,778)
From January 1 to December 31, 2024	(64,778)	4,578	4,263	(55,937)
Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.
The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2024			As of December 31, 2023
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,132,923	(55,937)	1,076,986	1,185,792	(64,778)	1,121,014
Other accounts receivable	99,063	—	99,063	277,845	—	277,845

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2024	As of December 31, 2023
					ThUS$	ThUS$

76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	CLP	21	25
76.115.378-1	Costa Verde Portafolio S.A.	Related director	Chile	CLP	2	—
81.062.300-4	Costa Verde Aeronautica S.A.	Shareholder	Chile	CLP	—	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	—	1
	Total current assets				25	28

(b)Accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2024	As of December 31, 2023
					ThUS$	ThUS$

Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	3,576	2,312
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	9,299	5,132
	Total current liabilities				12,875	7,444

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the liabilities of the period 2024 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Technical stock (*)	390,259	540,342
Non-technical stock (**)	48,271	52,538
Total	438,530	592,880

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Provision for obsolescence Technical stock	76,167	45,621
Provision for obsolescence Non-technical stock	8,700	5,228
Total	84,867	50,849

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2024, the Company registered ThUS$281,792 (ThUS$296,423 for the year ended December 31, 2023), the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)    The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(1) Other financial assets

Deposits in guarantee (aircraft)	23,057	31,624	32,214	9,736	55,271	41,360
Guarantees for margins of derivatives	466	12,829	—	—	466	12,829
Other investments	—	—	493	494	493	494
Other guarantees given	28,207	108,230	21,065	24,255	49,272	132,485
Subtotal of other financial assets	51,730	152,683	53,772	34,485	105,502	187,168

(2) Hedging derivative asset

Fair value of interest rate derivatives	4,676	—	—	—	4,676	—
Fair value of foreign currency derivatives	3,142	—	—	—	3,142	—
Fair value of fuel price derivatives	7,747	22,136	—	—	7,747	22,136
Subtotal of derivative assets	15,565	22,136	—	—	15,565	22,136
Total Other Financial Assets	67,295	174,819	53,772	34,485	121,067	209,304

The different derivative hedging contracts maintained by the Company are described in Note 18.
(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Brazilian real	13,323	18,767
Chilean peso	3,006	6,440
Colombian peso	1,216	1,461
Euro	4,646	7,974
U.S.A dollar	96,359	171,852
Other currencies	2,517	2,810
Total	121,067	209,304

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Advance payments
Aircraft insurance and other	31,465	25,992	—	—	31,465	25,992
Others	7,097	3,740	24,156	5,740	31,253	9,480
Subtotal advance payments	38,562	29,732	24,156	5,740	62,718	35,472

(b) Contract assets (1)
GDS costs	23,078	22,738	—	—	23,078	22,738
Credit card commissions	33,590	37,200	—	—	33,590	37,200
Travel agencies commissions	8,898	12,421	—	—	8,898	12,421
Subtotal advance payments	65,566	72,359	—	—	65,566	72,359

(c) Other assets
Sales tax	98,142	81,785	6,900	13,753	105,042	95,538
Other taxes	226	1,130	—	—	226	1,130
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	628	258	271	739	899	997
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	537	—	58,029	148,329	58,566	148,329
Subtotal other assets	99,533	83,173	65,260	162,881	164,793	246,054
Total Other Non - Financial Assets	203,661	185,264	89,416	168,621	293,077	353,885

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	48,566	242,717	2,033	(220,957)	72,359
From January 1 to December 31, 2024	72,359	233,572	(6,177)	(234,188)	65,566

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at December 31, 2024 and December 31, 2023, are detailed below:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Current assets
Aircraft	29,063	100,658
Engines and rotables	75	2,012
Total	29,138	102,670
The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the exercise.
Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.
During 2020, 11 Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022 the sale of 3 aircraft was finalized and during the year 2023 the sale of 1 aircraft was finalized.

During 2021, associated with the fleet restructuring plan, 3 engines of the Airbus A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of 1 engine was finalized. Additionally, during the year 2022, the sale of 1 engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale. During the year 2023, the sale of 1 engine, some spare parts, and materials was finalized.

During 2022, 28 Airbus A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024 the sale of 26 aircraft was finalized.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, and as of December 31, 2022, the sale of 3 aircrafts were finalized and as of December 31, 2023, the sale of 2 aircraft and 8 engines were finalized. As of December 31, 2024, the sale of 1 aircraft is finalized. During 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During the year 2023, 6 Airbus A320 aircraft were transferred from the Property, Plant, and Equipment category to the Non-current Assets or Asset Groups held for sale category. Additionally, during the year 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function. During the year 2024, the sale of 6 aircraft was finalized.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million of expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value. As of December 31, 2024, the sale of 1 Boeing 767 family aircraft is finalized.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of December 31, 2024	As of December 31, 2023

Boeing 767	300F	2	3
Airbus A320 (*)	200	—	7
Airbus A319 (*)	100	2	28
Total		4	38

(*) As of December 31, 2024, 6 Airbus A320 aircraft and 26 Airbus A319 aircraft were sold and incorporated into the property, plant and equipment as a result of a sale and lease contract (see Note 16).

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)     Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2024	As of December 31, 2023
			%	%

Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2024						Statement of Income for the year ended December 31, 2024
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Latam Airlines Perú S.A.	437,768	401,748	36,020	366,089	342,838	23,251	1,723,518	22,861
Lan Cargo S.A.	490,550	169,684	320,866	263,747	184,144	79,603	413,100	27,238
Línea Aérea Carguera de Colombia S.A.	208,805	83,783	125,022	95,915	95,684	231	255,867	6,011
Transporte Aéreo S.A.	238,354	15,080	223,274	121,609	92,234	29,375	84,885	(10,064)
Latam Airlines Ecuador S.A.	187,139	181,666	5,473	175,309	159,210	16,099	324,601	(9,358)
Aerovías de Integración Regional S.A.	207,096	198,118	8,978	198,165	193,842	4,323	546,752	(59,836)
TAM Linhas Aéreas S.A.	3,633,801	2,209,393	1,424,408	2,221,024	1,594,689	626,335	6,083,071	657,709
ABSA Aerolinhas Brasileiras S.A.	515,562	510,341	5,221	556,527	537,601	18,926	178,502	(2,163)
Transportes Aéreos del Mercosur S.A.	50,132	47,469	2,663	28,225	26,314	1,911	57,120	6,395

	Statement of financial position as of December 31, 2023						Statement of Income for the year ended December 31, 2023
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Latam Airlines Perú S.A.	334,481	312,628	21,853	285,645	281,208	4,437	1,404,061	(4,666)
Lan Cargo S.A.	391,430	122,877	268,553	189,019	157,003	32,016	403,051	22,677
Línea Aérea Carguera de Colombia S.A.	166,520	57,240	109,280	59,640	59,344	296	222,397	(5,331)
Transporte Aéreo S.A.	280,117	37,436	242,681	151,066	117,121	33,945	387,515	24,871
Latam Airlines Ecuador S.A.	152,676	149,155	3,521	131,488	120,917	10,571	260,426	1,242
Aerovías de Integración Regional S.A.	191,878	186,612	5,266	185,799	182,923	2,876	516,410	(12,724)
TAM Linhas Aéreas S.A.	4,119,149	2,417,115	1,702,034	3,024,805	2,061,406	963,399	5,587,692	736,209
ABSA Aerolinhas Brasileiras S.A.	500,177	490,548	9,629	538,982	510,978	28,004	162,580	28
Transportes Aéreos del Mercosur S.A.	49,713	46,976	2,737	26,772	24,833	1,939	50,990	6,060

(b)     Non-controlling interests

Equity	Tax No.	Country of origin	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
			%	%	ThUS$	ThUS$

Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	136	93
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(5,517)	(5,049)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(7,848)	(8,421)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,100	1,152
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	191	198
Total					(11,938)	(12,027)

			For the year ended December 31,		For the year ended December 31,
Incomes	Tax No.	Country of origin	2024	2023	2024	2023
			%	%	ThUS$	ThUS$

Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	43	(9)
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(463)	(101)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	573	(500)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	321	304
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(1)	25
Total					473	(281)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$

Airport slots	535,531	658,949	535,531	658,949
Loyalty program	171,717	219,636	171,717	219,636
Computer software	171,144	156,337	661,731	597,164
Developing software	119,376	117,010	119,376	117,010
Other assets	2,402	54	3,717	1,369
Total	1,000,170	1,151,986	1,492,072	1,594,128

a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	298	78,846	—	—	79,144
Transfer software and others	69,210	(69,928)	—	—	(718)
Foreign exchange	2,612	440	33,581	15,845	52,478
Amortization	(59,304)	—	—	—	(59,304)
Closing balance as of December 31, 2023	156,391	117,010	658,949	219,636	1,151,986
Opening balance as of January 1, 2024	156,391	117,010	658,949	219,636	1,151,986
Additions	221	101,379	22,666	—	124,266
Withdrawals	(2)	(393)	—	—	(395)
Transfer software and others	96,098	(95,971)	—	—	127
Foreign exchange	(6,607)	(2,649)	(146,084)	(47,919)	(203,259)
Amortization	(72,555)	—	—	—	(72,555)
Closing balance as of December 31, 2024	173,546	119,376	535,531	171,717	1,000,170
The amortization of each period is recognized in the consolidated income statement within administrative expenses.
The cumulative amortization of computer software and others as of December 31, 2024 amounts to ThUS$491,902 (ThUS$442,142 as of December 31, 2023).

b)     Impairment Test Intangible Assets with an indefinite useful life

As of December 31, 2024, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31 2024, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU "Air transport" are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0,0 – 4,7
Exchange rate	R$/US$	5,4 – 5,7
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8,2 – 10,2
Fuel Price	US$/barrel	100

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.2	0	100

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

a) Property, plant and equipment
Construction in progress (1)	479,871	258,246	—	—	479,871	258,246
Land	39,818	44,244	—	—	39,818	44,244
Buildings	120,736	129,036	(60,313)	(61,478)	60,423	67,558
Plant and equipment	11,727,067	10,738,500	(5,085,126)	(4,508,356)	6,641,941	6,230,144
Own aircraft (3) (4)	10,678,834	9,856,365	(4,831,914)	(4,259,729)	5,846,920	5,596,636
Other (2)	1,048,233	882,135	(253,212)	(248,627)	795,021	633,508
Machinery	24,005	29,092	(22,927)	(27,716)	1,078	1,376
Information technology equipment	158,900	163,382	(139,607)	(146,040)	19,293	17,342
Fixed installations and accessories	174,859	186,179	(126,886)	(131,769)	47,973	54,410
Motor vehicles	48,320	49,560	(42,323)	(44,385)	5,997	5,175
Leasehold improvements	236,509	266,631	(61,760)	(53,201)	174,749	213,430
Subtotal Properties, plant and equipment	13,010,085	11,864,870	(5,538,942)	(4,972,945)	7,471,143	6,891,925
b) Right of use
Aircraft (3)	5,810,997	5,388,147	(3,262,942)	(3,243,065)	2,548,055	2,145,082
Other assets	398,017	248,614	(230,518)	(194,491)	167,499	54,123
Subtotal Right of use	6,209,014	5,636,761	(3,493,460)	(3,437,556)	2,715,554	2,199,205
Total	19,219,099	17,501,631	(9,032,402)	(8,410,501)	10,186,697	9,091,130

(1) As of December 31, 2024, includes advances paid to aircraft and engine manufacturers for ThUS$452,765 (ThUS$242,069 as of December 31, 2023).
(2)     Consider mainly rotables and tools.
(3) As of December 31, 2024 , the additions of 9 aircraft, 3 Airbus A320 for ThUS$34,760 and 6 Boeing B777 for ThUS$296,198.
(4) There were reclassified to Non-current assets or groups of assets for disposal as held for sale the following aircrafts: As of December 31, 2023, 1 Boeing B767 and 6 Airbus A320 (see Note 13).

(a)        Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134
Additions	8,835	—	—	870,640	5,794	4,246	—	48,866	938,381
Disposals	—	—	—	(2,701)	(1)	—	(16)	—	(2,718)
Retirements	(83)	—	—	(87,652)	(12)	(2)	—	—	(87,749)
Depreciation expenses	—	—	(4,104)	(716,590)	(5,918)	(8,789)	(68)	(10,185)	(745,654)
Foreign exchange	726	1,445	1,505	23,845	536	1,276	12	11,497	40,842
Other increases (decreases) (*)	(140,042)	(1,550)	1,161	(156,046)	334	20,607	—	3,225	(272,311)
Changes, total	(130,564)	(105)	(1,438)	(68,504)	733	17,338	(72)	53,403	(129,209)
Closing balance as of December 31, 2023	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925

Opening balance as of January 1, 2024	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
Additions	20,754	—	—	1,215,040	9,669	421	—	8,289	1,254,173
Disposals	—	—	—	(2,940)	(8)	—	(2)	—	(2,950)
Retirements	—	—	—	(56,148)	(91)	(89)	—	—	(56,328)
Depreciation expenses	—	—	(3,992)	(771,104)	(5,724)	(8,877)	(65)	(9,790)	(799,552)
Foreign exchange	(1,354)	(4,426)	(3,143)	(108,966)	(1,780)	(5,401)	—	(39,593)	(164,663)
Other increases (decreases) (*)	202,225	—	—	136,506	(115)	7,509	—	2,413	348,538
Changes, total	221,625	(4,426)	(7,135)	412,388	1,951	(6,437)	(67)	(38,681)	579,218
Closing balance as of December 31, 2024	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143

(*) As of December 31, 2024 were no aircrafts reclassified. This Amount included the following aircrafts reclassified to Non-current assets or groups of assets for disposal as held for sale: As of December 31, 2023, 1 Boeing B767 ThUS$(21,578) and 6 Airbus A320 Th    US$(36,326).

(b)    Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	1,326,821	63,706	1,390,527
Additions	1,013,314	2,988	1,016,302
Depreciation expense	(178,570)	(14,816)	(193,386)
Cumulative translate adjustment	56	3,351	3,407
Other increases (decreases)	(16,539)	(1,106)	(17,645)
Total changes	818,261	(9,583)	808,678
Closing balance as of December 31, 2023	2,145,082	54,123	2,199,205

Opening balance as of January 1, 2024	2,145,082	54,123	2,199,205
Additions (*)	601,723	50,838	652,561
Depreciation expense	(284,234)	(27,315)	(311,549)
Cumulative translate adjustment	48	(8,317)	(8,269)
Other increases (decreases)	85,436	98,170	183,606
Total changes	402,973	113,376	516,349
Closing balance as of December 31, 2024	2,548,055	167,499	2,715,554

(*) As of December 31, 2024, the additions of 6 Airbus A320 aircraft and 26 Airbus A319 aircraft as a result of a sale and lease contract are considered.

(c)    Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of December 31, 2024		As of December 31, 2023		As of December 31, 2024		As of December 31, 2023		As of December 31, 2024	As of December 31, 2023

Boeing 767	300ER	9	(3)	11	(3)	—		—		9	11
Boeing 767	300F	18	(2) (3)	16	(2) (3)	1		1		19	17
Boeing 777	300ER	10	(4)	4		—	(4)	6		10	10
Boeing 787	8	4		4		6		6		10	10
Boeing 787	9	2		2		25		24		27	26
Airbus A319	100	11	(2)	11	(2)	27		1		38	12
Airbus A320	200	86	(2) (4)	83	(2)	49	(4)	46	(1)	135	129
Airbus A320	NEO	3		1		27		23		30	24
Airbus A321	200	19		19		30		30		49	49
Airbus A321	NEO	—		—		14		7		14	7
Airbus A330	200	—		—		2	(5)	—		2	—
Total		162		151		181		144		343	295

(1) Include one aircraft with a short-term lease, which was excluded from the right of use.
(2) Some aircraft of these fleets were reclassified to non-current assets or groups of assets for disposal as held for sale, (see Note 13).
(3) Considers the conversions from Boeing 767-300ER (passenger) to Boeing 767-300F (freighter) Aircraft.
(4) 9 aircraft from these fleets (3 Airbus A320 and 6 Boeing B777) were transferred from right of use assets to properties, plants and equipment.
(5) As of December 31, 2024, 2 A330-200 aircraft are added to the fleet under an operating lease with WAMOS.

(d)    Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*) Except in the case of Boeing 767-300ER, Boeing 777-300ER, Airbus A320 Family and Boeing 767-300F fleets which consider a lower residual value, due to the extension of their useful life to 22, 23, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)     Additional information regarding Property, plant and equipment:
(i)     Property, plant and equipment pledged as guarantee:
Description of Property, plant and equipment pledged as guarantee:

				As of December 31, 2024		As of December 31, 2023
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$

Wilmington Trust Company	MUFG	Aircraft and engines	Airbus A319	—	—	2,703	12,326
			Airbus A320	—	—	17,441	151,873
			Boeing 767	—	—	20,427	143,281
Wilmington	Wilmington Trust Company	Aircraft and engines	Boeing 777	115,727	132,643	132,585	144,186

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	4,441	2,401	3,413	3,752
			Airbus A320	238,131	114,450	190,001	142,075
			Airbus A321	7,022	3,920	6,007	4,393
			Boeing 767	—	—	8,849	23,018
			Boeing 787	117,089	45,703	58,499	38,971

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	159,624	196,134	171,704	208,601
Total direct guarantee				642,034	495,251	611,629	872,476

1.For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of December 31, 2024, amounts to Th$US$897,783 (ThUS$898,166 as of December 31,

2023). The book value of the assets with indirect guarantees as of December 31, 2024, amounts to ThUS$1,734,431 (ThUS$1,925,069 as of December 31, 2023).

As of December 31, 2024, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Celestial Aviation Services Limited	LATAM Airlines Group S.A.	Three letters of credit	7,686	Dec 6, 2025
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	20,186	Apr 29, 2025
			27,872
(ii)    Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	326,642	288,454
Commitments for the acquisition of aircraft (*)	20,400,000	15,700,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2025	2026	2027	2028-2030	Total
Airbus S.A.S.
A320neo Family	7	12	10	56	85
The Boeing Company
Boeing 787-9	-	-	1	14	15
Total	7	12	11	70	100

As of December 31, 2024, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 85 Airbus of the A320 family aircraft with deliveries between 2025 and 2030, remain to be received. The approximate amount, according to manufacturer list prices, is ThUS$13,900,000.

As of December 31, 2024, as a result of the different aircraft purchase contracts signed with The Boeing Company, 15 Boeing aircraft of the 787 with deliveries between 2027 and 2030, remain to be received. The approximate amount, according to manufacturer list prices, is ThUS$6,500,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers' supply chain.

Aircraft operational lease commitments:

As of December 31, 2024, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 4 aircraft Boeing 787 Dreamliner aircraft with delivery date between 2025 and 2026, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with China Aircraft Leasing Group Holdings Limited, 3 Airbus of the A320Neo family aircraft with a delivery date in 2025, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus model A321XLR aircraft with deliveries between 2026 and 2027, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with BOC Aviation Limited, 1 Airbus of the A320Neo family aircraft with delivery date in 2025, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with WAMOS Air S.A., 1 Airbus model A330 aircraft with delivery date in 2025, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with Maverick Leasing (Ireland) DAC, 3 Airbus of the A320Neo family aircraft with delivery date in 2025, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with Jackson Square Aviation Ireland Limited, 4 Airbus model A320 Neo family aircraft with delivery date in 2025, remain to be received.

(iii)    Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended December 31,
		2024	2023

Average rate of capitalization of capitalized interest costs	%	10.77	10.66
Costs of capitalized interest	ThUS$	27,506	10,136

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2024, the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.
For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.
(a)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provisional monthly payments (advances)	14,616	18,982	—	—	14,616	18,982
Other recoverable credits	25,659	28,048	—	—	25,659	28,048
Total current tax assets	40,275	47,030	—	—	40,275	47,030

(a.2)    The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income tax provision	6,281	2,371	—	—	6,281	2,371
Total current tax liabilities	6,281	2,371	—	—	6,281	2,371

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$

Properties, Plants and equipment	(821,883)	(941,136)	53,543	70,745
Assets by right of use	(720,694)	(585,957)	109	54
Lease Liabilities	892,657	792,781	(113)	(74)
Amortization	(101,193)	(112,002)	—	10
Provisions	80,355	222,409	76,280	81,091
Revaluation of financial instruments	—	(889)	—	—
Tax losses	664,990	613,264	(68,493)	(86,320)
Intangibles	—	—	234,854	300,359
Other	16,317	16,312	16,497	16,494
Total	10,549	4,782	312,677	382,359
The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)      From January 1 to December 31, 2023

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	76,259	—	—	(1,011,881)
Assets for right of use	(367,182)	(218,829)	—	—	(586,011)
Lease Liabilities	586,993	205,862	—	—	792,855
Amortization	(88,182)	(23,830)	—	—	(112,012)
Provisions	(60,386)	200,953	751	—	141,318
Revaluation of financial instruments	2,438	(6,931)	3,604	—	(889)
Tax losses (*)	946,659	(247,075)	—	—	699,584
Intangibles	(270,512)	(6,207)	—	(23,640)	(300,359)
Others	(398)	216	—	—	(182)
Total	(338,710)	(19,582)	4,355	(23,640)	(377,577)

(b.2)     From January 1 to December 31, 2024

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,011,881)	136,455	—	—	(875,426)
Assets for right of use	(586,011)	(134,792)	—	—	(720,803)
Lease Liabilities	792,855	99,915	—	—	892,770
Amortization	(112,012)	10,819	—	—	(101,193)
Provisions	141,318	(138,152)	909	—	4,075
Revaluation of financial instruments	(889)	889	—	—	—
Tax losses (*)	699,584	33,899	—	—	733,483
Intangibles	(300,359)	496	—	65,009	(234,854)
Others	(182)	2	—	—	(180)
Total	(377,577)	9,531	909	65,009	(302,128)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$3,263,150 at December 31, 2024 (ThUS$3,572,528 as of December 31, 2023) which include deferred tax assets related to negative tax results of ThUS$11,736,014 at December 31, 2024 (ThUS$12,206,634 at December 31, 2023).

(Expenses) / Income from deferred taxes and income tax:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Income tax (expense)/benefit
Current tax (expense) benefit	(26,263)	(12,659)
Adjustments to the current tax of the previous year	—	(193)
Total current tax (expense) benefit	(26,263)	(12,852)
(Expense)/benefit for deferred tax recognition for tax losses (*)	243	17,492
Deferred income for relative taxes to the creation and reversal of temporary differences	9,531	(19,582)
Total deferred income tax	9,774	(2,090)
Income tax (expense)/benefit	(16,489)	(14,942)

Income tax (expense) / Income benefit:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Current tax (expense) benefit, foreign	(54,190)	(10,410)
Current tax (expense) benefit, domestic	27,927	(2,442)
Total current tax (expense) benefit	(26,263)	(12,852)
Foreign Deferred tax (expense) benefit, for tax losses compensation (*)	243	17,492
Deferred tax (expense) benefit, foreign	5,553	(10,780)
Deferred tax (expense) benefit, domestic	3,978	(8,802)
Total deferred tax (expense)benefit	9,774	(2,090)
Income tax (expense)/benefit	(16,489)	(14,942)

(*) As a result of an agreement reached with the Brazilian tax authority, in the 2023 TAM Linhas Aereas S.A. was authorized to use part of its available tax losses to pay some tax contingencies. As the company does not recognize a deferred tax asset for its available tax losses, it was necessary to register an income in order to write off the liability previously recognized regarding the relevant tax contingencies.

Income before tax from the Chilean legal tax rate (27% as of December 31, 2024 and 2023)

	For the year ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
	ThUS$	ThUS$	%	%

Income tax benefit/(expense) using the legal tax rate	(268,362)	(161,053)	(27.00)	(27.00)
Tax effect of rates in other jurisdictions	(46,580)	(50,042)	(4.69)	(8.39)
Tax effect of non-taxable income	81,612	25,459	8.21	4.27
Tax effect of disallowable expenses	(12,780)	(23,272)	(1.29)	(3.90)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	37,793	53,162	3.80	8.91
Unrecognised deferred tax	159,430	157,089	16.04	26.34
Other increases (decreases)	32,398	(16,285)	3.27	(2.73)
Total adjustments to tax expense using the legal rate	251,873	146,111	25.34	24.50
Income tax benefit/(expense) using the effective rate	(16,489)	(14,942)	(1.66)	(2.50)

Deferred taxes related to items charged to equity:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	909	4,355

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Current
(a) Interest bearing loans	271,753	292,982
(b) Lease Liability	363,460	301,537
(c) Hedge derivatives	—	1,544
Total current	635,213	596,063

Non-current
(a) Interest bearing loans	3,516,117	3,675,212
(b) Lease Liability	2,999,121	2,666,457
Total non-current	6,515,238	6,341,669

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Current
Bank loans (2)	—	53,141
Guaranteed obligations (5)	34,083	28,697
Other guaranteed obligations (1)	23,682	67,005
Subtotal bank loans	57,765	148,843
Obligation with the public (3) (4)	46,256	34,731
Financial leases	167,732	109,304
Other loans	—	104
Total current	271,753	292,982

Non-current
Bank loans (2)	—	976,293
Guaranteed obligations (5)	339,960	275,225
Other guaranteed obligations (1)	351,069	363,345
Subtotal bank loans	691,029	1,614,863
Obligation with the public (3) (4)	2,193,047	1,268,107
Financial leases	632,041	792,242
Total non-current	3,516,117	3,675,212
Total obligations with financial institutions	3,787,870	3,968,194

(1) The Company has three committed credit lines, or “Revolving Credit Facilities (RCF),” which are secured. As of July 15, 2024, two credit lines were amended and extended until July 2029, with amounts of US$800 million and US$750 million, respectively. Then, as of November 4, 2024 a third credit line was made available:

(a) The first committed credit line, or “RCF I,” amounting to US$800 million, is secured by aircraft, engines, and spare parts. This credit line is fully available as of December 31, 2024.

(b) The second committed credit line, or “RCF II,” amounting to US$750 million, is secured by intangible assets primarily related to the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and certain LATAM trademarks. This credit line is fully available as of December 31, 2024.

(c) On November 4, 2024, the Company secured a new credit line under a “Spare Engine Facility” amounting to US$300 million (of which US$275 million had been drawn as of December 31, 2024), maturing on November 4, 2028. This funds were used to repay the previous “Spare Engine Facility” maturing on November 3, 2027. This new financing includes a minimum liquidity covenant, requiring the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million, as well as an additional covenant measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A., requiring a minimum liquidity threshold of US$400 million. If these covenants are not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2024, the Company is in compliance with the aforementioned minimum liquidity covenants.

(2) As of October 15, 2024, the Company repaid the entirety of the “Term Loan B Facility” amounting to US$1.081 billion remaining on that date.

(3) As of October 15, 2024, the Company repaid in full the senior secured notes issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, bearing interest at 13.375% and maturing in 2027, for an aggregate principal amount of US$450 million (the “2027 Notes”). As of December 31, 2024, the Company continues to hold the senior secured notes issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, bearing interest at 13.375% and maturing in 2029, for an aggregate principal amount of US$700 million (the “2029 Notes”). During the quarter ended December 31, 2024, both the 2027 Notes and the 2029 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2024, the Company is in compliance with the aforementioned minimum liquidity covenant.

(4) As of October 15, 2024, the Company issued, placed, and received funds from international markets through guaranteed bonds amounting to US$1.4 billion, with an annual interest rate of 7.875% and maturing in 2030 (the “2030 Notes”), issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, pursuant to the United States Securities Act of 1933 (the “US Securities Act”). During the quarter ended December 31, 2024, the 2030 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2024, the Company is in compliance with the aforementioned minimum liquidity covenant.

(5) On December 23 and 30, 2024, two A320neo aircraft were delivered by Airbus. These aircraft were purchased through aircraft financing of US$50 million each, with Bank of Communications Co., Ltd. (“BOCOMM”) as the counterparty.

Balances by currency of interest bearing loans are as follows:

	As of December 31, 2024	As of December 31, 2023
Currency	ThUS$	ThUS$

Chilean peso (U.F.)	147,716	160,730
US Dollar	3,640,154	3,807,464
Total	3,787,870	3,968,194

Interest-bearing loans due in installments to December 31, 2024
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	147,217	147,217	—	499	—	—	147,217	147,716	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	700,000	1,400,000	2,100,000	—	45,757	—	678,079	1,367,748	2,091,584	At Expiration	10.69	9.71
Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	3,226	9,863	27,888	30,093	88,554	159,624	4,020	9,863	27,262	29,715	88,375	159,235	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,960	11,992	33,179	34,951	31,645	115,727	3,960	11,992	33,179	34,951	31,645	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Irlanda	US$	1,042	3,125	8,333	8,333	79,167	100,000	1,123	3,125	8,208	8,250	78,375	99,081	Quarterly	6.42	6.42
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	—	275,012	—	275,012	3,020	—	—	272,112	—	275,132	At Expiration	6.63	6.63
0-E	EXIM BANK	U.S.A.	US$	5,005	15,147	41,385	37,572	—	99,109	5,284	15,147	41,385	37,572	—	99,388	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,671	20,241	55,696	78,423	30,352	191,383	8,284	20,242	55,369	78,225	30,350	192,470	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	10,972	6,520	—	—	—	17,492	11,147	6,217	—	—	—	17,364	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	32,988	74,220	167,003	103,326	35,535	413,072	34,733	74,221	166,291	103,326	35,532	414,103	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	2,857	7,991	29,220	46,016	75,786	161,870	2,857	7,991	29,220	46,016	75,786	161,870	Monthly	10.71	10.71
	Total			66,721	149,099	362,704	1,313,726	1,888,259	3,780,509	74,659	195,054	360,914	1,288,246	1,855,031	3,773,904

Interest-bearing loans due in installments to December 31, 2024
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966	Quarterly	—	—
	Total			510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966
	Total consolidated			67,231	150,629	366,784	1,321,572	1,888,259	3,794,475	75,169	196,584	364,994	1,296,092	1,855,031	3,787,870

Interest-bearing loans due in installments to December 31, 2023
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMANSACHS	U.S.A.	US$	2,750	8,250	22,000	1,056,000	—	1,089,000	44,891	8,250	22,000	954,293	—	1,029,434	Quarterly	20.31	15.04
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	160,214	160,214	—	516	—	—	160,214	160,730	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,215	—	434,204	673,686	1,142,105	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,912	9,168	26,772	28,945	103,907	171,704	3,936	9,168	26,121	28,553	103,541	171,319	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,854	11,693	32,356	34,083	50,599	132,585	3,900	11,693	32,356	34,083	50,571	132,603	Quarterly/Monthly	8.76	8.76
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	222,768	—	266,768	4,241	14,667	26,154	221,708	—	266,770	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	11,768	35,960	16,374	—	—	64,102	11,805	35,960	16,374	—	—	64,139	Quarterly	7.11	7.11
0-E	EXIM BANK	U.S.A.	US$	—	—	40,662	42,122	16,325	99,109	282	—	40,662	42,122	16,325	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,516	19,779	54,443	56,972	77,647	215,357	8,559	19,779	54,117	56,754	77,555	216,764	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,374	49,311	17,492	—	—	84,177	17,905	49,311	15,731	—	—	82,947	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	—	—	197,499	141,169	74,404	413,072	1,933	—	195,741	141,169	74,404	413,247	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,202	23,637	37,304	101,864	172,582	2,575	7,202	23,637	37,304	101,864	172,582	Monthly	10.71	10.71
Other loan
0-E	Various (*)		US$	104	—	—	—	—	104	104	—	—	—	—	104	At Expiration	—	—
	Total			47,853	156,030	460,568	2,069,363	1,284,963	4,018,777	100,181	190,761	452,893	1,950,190	1,258,163	3,952,188
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2023
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006	Quarterly	—	—
	Total			510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006
	Total consolidated			48,363	157,560	464,648	2,079,249	1,284,963	4,034,783	100,691	192,291	456,973	1,960,076	1,258,163	3,968,194

(b)    Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	2,134,972	81,482	2,216,454
New contracts	943,178	2,976	946,154
Lease termination	(13,258)	(1,812)	(15,070)
Renegotiations	(7,194)	2,219	(4,975)
Payments	(376,006)	(23,277)	(399,283)
Accrued interest	212,500	9,633	222,133
Exchange differences	—	2,278	2,278
Cumulative translation adjustment	6	297	303
Changes	759,226	(7,686)	751,540
Closing balance as of December 31, 2023	2,894,198	73,796	2,967,994

Opening balance as of January 1, 2024	2,894,198	73,796	2,967,994
New contracts	576,182	69,061	645,243
Lease termination	(72,266)	(540)	(72,806)
Renegotiations	96,155	70,670	166,825
Payments	(605,584)	(26,630)	(632,214)
Accrued interest	288,165	25,391	313,556
Exchange differences	(2,090)	(3,082)	(5,172)
Cumulative translation adjustment	—	(9,679)	(9,679)
Other variations	—	(11,166)	(11,166)
Changes	280,562	114,025	394,587
Closing balance as of December 31, 2024	3,174,760	187,821	3,362,581

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The weighted average discount rates for calculation of lease liability are as follows.

	Discount rate December 2024	Discount rate December 2023

Aircraft	9.09%	9.10%
Others	8.78%	6.43%

(c)     Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Fair value of foreign currency derivatives	—	1,544	—	—	—	1,544
Total hedge derivatives	—	1,544	—	—	—	1,544

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$

Fuel options	(1)	7,747	22,136
Foreign currency derivative R$/BRL$	(2)	3,142	(1,544)
Interest rate swaps	(3)	4,676	—

(1)Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(2) Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

(3) They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originated by the operational leases. These contracts are recorded as cash flow hedging contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions. See Note 3.

See Note 24 (h) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,761,814	1,408,201
(b) Accrued liabilities	371,758	357,078
Total trade and other accounts payables	2,133,572	1,765,279

(a)     Trade and other accounts payable:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Trade creditors	1,409,894	1,176,985
Other accounts payable	351,920	231,216
Total	1,761,814	1,408,201

The details of Trade and other accounts payables are as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Maintenance and technical purchases	380,853	293,768
Boarding Fees	268,353	249,291
Aircraft Fuel	220,343	94,878
Airport charges and overflight	157,691	138,901
Handling and ground handling	122,721	133,114
Leases, maintenance and IT services	121,901	100,842
Other personnel expenses	106,277	96,351
Professional services and advisory	77,548	63,756
Services on board	72,902	58,365
Marketing	46,751	51,035
Aircraft Insurance	16,756	12,256
Air companies	9,778	26,371
Crew	20,560	25,936
Agencies sales commissions	15,649	16,899
Others	123,731	46,438
Total trade and other accounts payables	1,761,814	1,408,201

(b)     Liabilities accrued:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Aircraft and engine maintenance	74,874	129,473
Accrued personnel expenses	86,743	97,733
Accounts payable to personnel (1)	183,153	114,769
Others accrued liabilities	26,988	15,103
Total accrued liabilities	371,758	357,078

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for contingencies (1)
Tax contingencies	11,536	7,003	313,165	614,882	324,701	621,885
Civil contingencies	1,173	7,702	124,411	142,305	125,584	150,007
Labor contingencies	1,512	367	174,035	155,501	175,547	155,868
Other	—	—	9,908	11,571	9,908	11,571
Provision for European
Commission investigation (2)	—	—	2,327	2,477	2,327	2,477

Total other provisions (3)	14,221	15,072	623,846	926,736	638,067	941,808

(1)Provisions for contingencies:

    The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.
    The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.
    Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.
The Company maintains other judicial processes, individually and cumulatively , do not have a significant impact on these financial statements

(2)    Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)    Total other provision as of December 31, 2024, and December 31, 2023, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2023	940,140	2,397	942,537
Increase in provisions	449,406	—	449,406
Provision used	(70,844)	—	(70,844)
Difference by subsidiaries conversion	(69,563)	—	(69,563)
Reversal of provision	(310,118)	—	(310,118)
Exchange difference	310	80	390
Closing balance as of December 31, 2023	939,331	2,477	941,808

Opening balance as of January 1, 2024	939,331	2,477	941,808
Increase in provisions	448,338	—	448,338
Provision used	(92,729)	—	(92,729)
Difference by subsidiaries conversion	(143,057)	—	(143,057)
Reversal of provision	(508,907)	—	(508,907)
Exchange difference	(7,236)	(150)	(7,386)
Closing balance as of December 31, 2024	635,740	2,327	638,067

(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenue (1)(2)	3,118,099	3,044,664	140,244	348,936	3,258,343	3,393,600
Sales tax	14,566	17,801	—	—	14,566	17,801
Retentions	48,383	48,649	—	—	48,383	48,649
Other taxes	6,332	6,892	—	—	6,332	6,892
Dividends payable	293,092	174,549	—	—	293,092	174,549
Other sundry liabilities	8,208	9,351	—	—	8,208	9,351
Total other non-financial liabilities	3,488,680	3,301,906	140,244	348,936	3,628,924	3,650,842

Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	2,953,289	14,238,959	(13,505,496)	17,680	(391,998)	84,988	(3,822)	3,393,600
From January 1 to December 31, 2024	3,393,600	15,679,754	(15,073,167)	(126,564)	(347,873)	(260,364)	(7,043)	3,258,343

(1)The balance includes mainly, deferred revenue for services not provided as of December 31, 2024 and December 31, 2023 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or points LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)As of December 31, 2024, Deferred Income includes Th US$35.615 (Th US$40.500 as of December 31, 2023) related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until until the end of the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Retirements payments	71,296	57,785
Resignation payments	7,048	11,537
Other obligations	89,083	53,296
Total liability for employee benefits	167,427	122,618

(a)    The movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2023	93,488	58,436	(6,701)	(21,198)	(1,407)	122,618
From January 1 to December 31, 2024	122,618	88,112	(10,778)	(21,769)	(10,756)	167,427

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the year ended December 31,
Assumptions	2024	2023

Discount rate	5.92%	5.40%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	2.96%	5.02%
Mortality rate	RV-2020	RV-2020
Inflation rate	3.42%	2.99%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(5,267)	(3,913)
Change in the accrued liability an closing for decrease of 100 b.p.	6,010	4,369
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	5,570	4,133
Change in the accrued liability an closing for decrease of 100 b.p.	(5,056)	(3,811)

(b)    The liability for short-term:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	183,153	114,769

(*)        Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)    CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also "CIP"), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)    Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired in LATAM as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two     categories below, or who were able to do so, chose not to participate in them.

ii)    Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)     GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is "vice presidents" or "directors"). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee's permanence in the Company ("RSUs" – Retention Shares Units); and (2) Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. ("PSUs" – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment ("MPP" – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs ("MPP Based RSUs").

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.
During the year of 2024 until the month of December, the amount accrued related to this CIP was MUS$78.78, which is recorded in the "Administrative expenses" line of the Consolidated Statement of Income by Function. As of December 2024, the amount of this plan recorded in the consolidated statement of financial position is MUS$152.6.

(d)    Employment expenses are detailed below:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Salaries and wages	1,337,982	1,268,343
Short-term employee benefits	243,210	181,565
Other personnel expenses	157,282	133,429
Total	1,738,474	1,583,337

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Aircraft and engine maintenance	433,447	348,578
Fleet (JOL)	40,000	40,000
Airport and Overflight Taxes	—	11,337
Provision for vacations and bonuses	18,129	18,518
Other sundry liabilities	186	154
Total accounts payable, non-current	491,762	418,587

NOTE 24 - EQUITY

(a)    Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2024, amounts to ThUS$5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$5,003,534 divided into 604,437,877,587 shares as of December 31, 2023), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of December 31, 2024, corresponds to 604,441,789,335 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to:

i) A decrease in the Company's capital for an amount of ThUS$7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company's accumulated losses as of December 31, 2022 for the same amount;

ii) Others decrease of the Company's capital for an amount of ThUS$178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of "Treasury Shares" as of December 31, 2022 for the same amount, produced on the occasion of the January 2013 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

iii) Deduction of the Company´s capital the account "Costs of issuing shares and new convertible notes, for an amount of ThUS$810,279.

On September 6, 2023, by public deed granted at the Notary of Santiago of Mr. Eduardo Diez Morello, under repertoire number 15,327-2023 entitled "Declaración de Colocación y Vencimiento Plazo de Colocación Bonos Convertibles "Series G", "Series H" and "Series I" and Reducción de Capital de Pleno Derecho", it was realized that on September 5, 2023 the maturity of the placement term (the "Placement Term") of Convertible Notes issued on the occasion of the capital increase agreed at the Company's Extraordinary Shareholders' Meeting held on July 5, 2022. Consequently, in accordance with the mentioned in number Four of Clause Six of the respective notes issuance contract (the "Issuance Agreement"), as of that date the amount placed against it remained unchanged, and consequently the Convertible Notes not placed on that date were null and void. For the sake of completeness, it was declared that upon maturity of the Placement Term, 123,605,720 Series G Convertible Notes and 37 Series I Convertible Notes (collectively, the "Unplaced Convertible Notes") remained unplaced, for an amount of US$123,605,720 and US$37, respectively (hereinafter, together, the "Unplaced Amount"). The conversion option of the Unplaced Convertible Notes was backed by 1,965,903,665 shares as equity.

Likewise, in the aforementioned deed it was realized that since all the Unplaced Convertible Bonds have been terminated, since they have been null and void, they cannot be converted into shares of the issuer, consequently reducing the Company's Capital Share by an amount equal to the Unplaced Amount.

Therefore, as of September 6, 2023, the amount of the Share Capital was reduced by law in the amount of ThUS$123,606, equivalent to 1,965,903,665 shares. As a result of the foregoing, as of that date, the total statutory share capital of the Company was reduced by law from the amount of ThUS$5,127,182, divided into 606,407,693,000 shares, of the same and unique series, without par value, to the amount of ThUS$5,003,576, divided into 604,441,789,335 shares, of which MUS$5,003,534, equivalent to 604,437,877,587 shares, are fully paid. To date, the balance of MUS$42, equivalent to 3,911,748 shares, are pending of subscription and payment and are intended exclusively to respond to the conversion of 42,398 Series H Convertible Notes.

All of the above was explained in detail at the Extraordinary Shareholders' Meeting of the Company held on April 25, 2024, in which it was agreed, among other things, (i) to record the aforementioned reduction by operation of law in the Share Capital, and the granting of the aforementioned public deed dated September 6, 2023; and (ii) on the basis of the above, adapt the Fifth permanent and First Transitory articles of the corporate statute, relating to share capital.

(b)     Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of December 31, 2024				As of December 31, 2023
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	604,441,789,335	604,437,877,587	3,911,748	—	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665
Convertible Notes H	—	—	—	—	—	293,539	(293,539)	—
Reduction of full right (*)	—	—	—	—	(1,965,903,665)	—	—	(1,965,903,665)
Subtotal	—	—	—	—	(1,965,903,665)	293,539	(293,539)	(1,965,903,665)
Closing Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—

(*) See letter (a) above, in the same Note.

(c)     Share capital

The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion options period - Convertible Notes G (1)	17,401
Absorption of Accumulated Losses as of December 31, 2022 (2)	(7,501,896)
Absorption of treasury shares (2)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (2)	(810,279)
Subtotal	(8,294,952)
Ending balance as of December 31, 2023	5,003,534
Initial balance as of January 1, 2024	5,003,534
There were no movements during the year	—
Subtotal	—
Ending balance as of December 31, 2024	5,003,534

(1)Includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.

(2)As explained in letter a) of this Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to absorb retained losses and reduce the Company's capital.

(d)    Treasury stock
At December 31, 2024, the Company held no treasury stock. The remaining of ThUS$(178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio. As explained in letter a) of this same Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, an absorption of the Company's capital was agreed for an amount of ThUS$178.

(e)     Other equity- Value of conversion right - Convertible Notes
(e.1)     Notes subscription
The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	17,401	—	—	17,401
Adjustment to fair value Convertible Notes at the date of issue	(14,401)	—	—	(14,401)
Subtotal	(14,401)	—	—	(14,401)
Fair Value of Notes	3,000	—	—	3,000
Equity component at the date of issue	3,000	—	—	3,000
During the year ended December 31, 2024, there was no subscription of convertible bonds.

(e.2)     Conversion of notes into shares

As of December 31, 2023, the following notes have been converted into shares:

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

As of December 31, 2024, no bonds have been converted into shares.
The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2024, the portion not converted into equity corresponds to ThUS$39.

(e.3)     The Convertible Notes
The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.
At the date of issue, the fair value of the liability component in the amount of ThUS$102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.
Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.
(f)     Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	37,235	—	37,235
From January 1 to December 31, 2024	37,235	—	37,235
These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g)     Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Other sundry reserves	Others increases (Decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	(1,972,651)	5,074	(14,401)	811,962	(1,170,016)
From January 1 to December 31, 2024	(1,170,016)	—	—	510	(1,169,506)

Balance of Other sundry reserves comprise the following:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Higher value for TAM S.A. share exchange (1)	2,666,202	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)
Others	(1,875)	(1,875)
Total	(1,169,506)	(1,170,016)

(1)    Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)     Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.
(3)     The balance corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. for ThUS$(3,480) and ThUS$(20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$(885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. for an amount of ThUS$(2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$(21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$(184,135), and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of ThUS$(3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$(3,383). The movements during 2023 was the following: acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. for an amount of ThUS$(23) and amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. for a total amount of ThUS$5.097.

(4)     The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$2,564,707, gain on the haircut for the financial liabilities for ThUS$420,436,and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$639,728 as of December 31, 2024 and December 31, 2023.

(h)     Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognized in OCI	—	(32,858)	25,734	—	(7,124)
Add: Costs of hedging deferred and recognized in OCI	—	—	—	—	—
Reclassified from OCI to profit or loss	—	(26,568)	28,818	—	2,250
Reclassified from OCI to the value of the hedged asset	—	(11,112)	—	—	(11,112)
Deferred tax	—	3,604	—	—	3,604
Actuarial reserves by employee benefit plans	—	—	—	(21,192)	(21,192)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	750	750
Translation difference subsidiaries	(25,051)	(8,286)	17	—	(33,320)
Closing balance as of December 31, 2023	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)

Opening balance as of January 1, 2024	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Change in fair value of hedging instrument recognized in OCI	—	15,476	(34,872)	—	(19,396)
Reclassified from OCI to profit or loss	—	(40,898)	22,685	—	(18,213)
Reclassified from OCI to the value of the hedged asset	—	11,999	14,580	—	26,579
Actuarial reserves by employee benefit plans	—	—	—	(21,763)	(21,763)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	908	908
Translation difference subsidiaries	(379,049)	(795)	304	—	(379,540)
Closing balance as of December 31, 2024	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)

(h.1)    Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent company), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(h.2)     Cash flow hedging reserve
These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3)    Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(i)     Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends		Others increase (decreases) (1)	Closing balance
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
From January 1 to December 31, 2023	(7,501,896)	581,831	(174,549)		7,559,025	464,411
From January 1 to December 31, 2024	464,411	976,972	(293,092)	(*)	—	1,148,291

(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024. The minimum dividend proposal for the 2024 financial year it must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.
(1) The detail of Other increases (decreases) is as follows:

As of December 31, 2023
ThUS$

Absorption accumulated losses (*)	7,501,896
Reversal of dividends	57,129
Total	7,559,025

(*) See letter a) under this same Note.

(j)      Dividends per share

Description of dividend	Minimum mandatory dividend 2024		Minimum mandatory dividend 2023
Amount of the dividend (ThUS$)	293,092	(*)	174,549	(**)
Number of shares among which the dividend is distributed	604,437,877,587		604,437,877,587
Dividend per share (US$)	0.000485		0.000289
(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024. The minimum dividend proposal for the 2024 financial year it must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.
(**) In the Ordinary Shareholders' Meeting held on April 25, 2024,it was agreed to distribute a final dividend proposed by the Board of Directors in the Ordinary Session of April 3, 2024, amounting to ThUS$174,549, which corresponds to 30% of the net income for the year 2023. The payment was made on May 16, 2024.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Passengers	11,233,287	10,215,148
Cargo	1,599,756	1,425,393
Total	12,833,043	11,640,541

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Aircraft fuel	(3,970,077)	(3,947,220)
Other rentals and landing fees	(1,470,057)	(1,322,795)
Aircraft maintenance	(815,916)	(601,804)
Aircraft rental (*)	(4,164)	(91,876)
Commissions	(230,127)	(244,160)
Passenger services	(331,918)	(271,838)
Other operating expenses	(1,448,052)	(1,351,571)
Total	(8,270,311)	(7,831,264)

(*) Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Payments for leases of low-value assets	(18,555)	(16,632)
Total	(18,555)	(16,632)

(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Depreciation (*)	(1,375,101)	(1,151,015)
Amortization	(72,555)	(54,358)
Total	(1,447,656)	(1,205,373)

(*) Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the year ended December 31, 2024 is ThUS$668,936 (ThUS$565,384 for the same year in 2023).

(c)Financial costs

The detail of financial costs is as follows:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Bank loan interests	(452,778)	(400,052)
Financial leases	(49,809)	(58,011)
Lease liabilities	(318,267)	(224,824)
Other financial expenses	(61,096)	(15,344)
Total	(881,950)	(698,231)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Tours	60,437	36,297
Customs and warehousing	37,710	27,553
Maintenance	5,632	7,784
Income from non-airlines products LATAM Pass (*)	35,904	15,148
Other miscellaneous income	60,986	61,859
Total	200,669	148,641
(*) During the twelve months period ended December 31, 2024, the Company reclassified income from non-airline redemption products Latam Pass from revenue to other income. Prior year comparative amounts for the twelve months period ended December 31, 2023 ,which totaled approximately US$4.7 million, were not material and as a result were not revised to conform to the current year presentation.

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,	As of December 31,	As of December 31,
	2024	2023	2022

Argentine peso	1,030.50	807.98	177.12
Brazilian real	6.18	4.85	5.29
Chilean peso	996.46	877.12	855.86
Colombian peso	4,403.50	3,872.49	4,845.35
Euro	0.96	0.90	0.93
Australian dollar	1.61	1.46	1.47
Boliviano	6.86	6.86	6.86
Mexican peso	20.54	16.91	19.50
New Zealand dollar	1.77	1.58	1.58
Peruvian Sol	3.80	3.70	3.81
Paraguayan Guarani	7,815.0	7,270.6	7,332.20
Uruguayan peso	43.80	38.81	39.71

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Cash and cash equivalents	630,133	386,216
Argentine peso	4,184	1,808
Brazilian real	4,529	7,108
Chilean peso	17,440	47,907
Colombian peso	12,156	8,968
Euro	15,721	25,329
U.S. dollar	532,670	237,251
Other currency	43,433	57,845

Other financial assets, current	7,768	14,659
Chilean peso	2,130	4,367
Euro	67	3,722
U.S. dollar	5,086	5,971
Other currency	485	599

Other non - financial assets, current	58,675	36,654
Chilean peso	29,968	12,354
Euro	4,105	5,310
U.S. dollar	2,542	10,735
Other currency	22,060	8,255

Trade and other accounts receivable, current	214,599	279,586
Argentine peso	8,729	12,831
Chilean peso	64,915	69,588
Colombian peso	1,562	1,453
Euro	96,438	90,699
U.S. dollar	7,503	68,893
Other currency	35,452	36,122

Accounts receivable from related entities, current	24	27
Chilean peso	24	27

Tax current assets	13,121	17,258
Chilean peso	2,035	2,202
Colombian peso	7,020	6,084
Peruvian sun	1,909	7,108
Other currency	2,157	1,864

Current assets	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Total current assets	924,320	734,400
Argentine peso	12,913	14,639
Brazilian real	4,529	7,108
Chilean peso	116,512	136,445
Colombian peso	20,738	16,505
Euro	116,331	125,060
U.S. Dollar	547,801	322,850
Other currency	105,496	111,793

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Non-current assets

Other financial assets, non-current	13,627	15,375
Brazilian real	2,989	3,807
Chilean peso	876	2,073
Euro	4,579	4,252
U.S. dollar	2,315	2,071
Other currency	2,868	3,172

Other non - financial assets, non-current	5,127	9,856
Brazilian real	5,058	9,789
Other currency	69	67

Accounts receivable, non-current	4,126	4,732
Chilean peso	4,126	4,732

Deferred tax assets	5,147	1,048
Colombian peso	5,112	859
U.S. dollar	—	144
Other currency	35	45

Total non-current assets	28,027	31,011
Brazilian real	8,047	13,596
Chilean peso	5,002	6,805
Colombian peso	5,112	1,700
Euro	4,579	4,252
U.S. dollar	2,315	2,230
Other currency	2,972	2,428

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$

Current liabilities

Other financial liabilities, current	30,413	4,331	872	1,010
Chilean peso	1,621	1,364	747	702
Euro	26,191	—	6	—
U.S. dollar	2,131	2,510	—	—
Other currency	470	457	119	308

Trade and other accounts payables, current	817,925	616,032	8,639	9,583
Argentine peso	5,203	2,074	133	132
Brazilian real	13,237	13,401	765	922
Chilean peso	175,057	128,838	1,556	1,560
Euro	48,804	54,744	7	7
U.S. dollar	513,970	350,635	1,773	1,797
Peruvian sol	45,244	42,347	4,301	4,994
Mexican peso	1,890	2,019	—	—
Pound sterling	4,811	17,379	18	11
Uruguayan peso	1,253	706	5	39
Other currency	8,456	3,889	81	121

Accounts payable to related entities, current	7,520	5,154	—	—
U.S. dollar	7,520	5,154	—	—

Other provisions, current	10	16	14,161	12,429
Chilean peso	—	—	4	4
Other currency	10	16	14,157	12,425
Current liabilities

Other non-financial liabilities, current	11,031	15,634	5,330	6,099
Argentine peso	1,286	836	478	445
Chilean peso	3,916	4,338	2,688	4,026
Colombian peso	1,122	1,456	1,187	1,066
U.S. dollar	3,185	7,305	758	416
Other currency	1,522	1,699	219	146

Total current liabilities	866,899	641,167	29,002	29,121
Argentine peso	6,489	2,910	611	577
Brazilian real	13,237	13,401	765	922
Chilean peso	180,594	134,540	4,995	6,292
Colombian peso	1,122	1,456	1,187	1,066
Euro	74,995	54,744	13	7
U.S. dollar	526,806	365,604	2,531	2,213
Other currency	63,656	68,512	18,900	18,044

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Non-current liabilities
Other financial liabilities, non-current	90,248	32,867	2,791	2,871	167,538	165,511
Chilean peso	33,318	17,020	2,749	2,500	166,495	164,942
Euro	43,861	—	42	—	1,043	—
U.S. dollar	12,217	14,110	—	—	—	—
Other currency	852	1,737	—	371	—	569

Accounts payable, non-current	22,407	72,783	—	—	—	—
Chilean peso	16,477	16,774	—	—	—	—
U.S. dollar	4,397	54,441	—	—	—	—
Other currency	1,533	1,568	—	—	—	—

Other provisions, non-current	44,993	49,427	—	—	—	—
Argentine peso	2,685	3,570	—	—	—	—
Brazilian real	37,227	42,244	—	—	—	—
Chilean peso	1,996	—	—	—	—	—
Colombian peso	330	395	—	—	—	—
Euro	2,653	3,053	—	—	—	—
U.S. dollar	102	165	—	—	—	—

Provisions for employees benefits, non-current	89,950	79,749	—	—	—	—
Chilean peso	82,804	76,247	—	—	—	—
U.S. dollar	7,146	3,502	—	—	—	—

Total non-current liabilities	247,598	234,826	2,791	2,871	167,538	165,511
Argentine peso	2,685	3,570	—	—	—	—
Brazilian real	37,227	42,244	—	—	—	—
Chilean peso	134,595	110,041	2,749	2,500	166,495	164,942
Colombian peso	330	395	—	—	—	—
Euro	46,514	3,053	42	—	1,043	—
U.S. dollar	23,862	72,218	—	—	—	—
Other currency	2,385	3,305	—	371	—	569

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

General summary of foreign currency:

Total assets	952,347	765,411
Argentine peso	12,913	14,639
Brazilian real	12,576	20,704
Chilean peso	121,514	143,250
Colombian peso	25,850	18,205
Euro	120,910	129,312
U.S. dollar	550,116	325,080
Other currency	108,468	114,221

Total liabilities	1,313,828	1,073,496
Argentine peso	9,785	7,057
Brazilian real	51,229	56,567
Chilean peso	489,428	418,315
Colombian peso	2,639	2,917
Euro	122,607	57,804
U.S. dollar	553,199	440,035
Other currency	84,941	90,801

Net position
Argentine peso	3,128	7,582
Brazilian real	(38,653)	(35,863)
Chilean peso	(367,914)	(275,065)
Colombian peso	23,211	15,288
Euro	(1,697)	71,508
U.S. dollar	(3,083)	(114,955)
Other currency	23,527	23,420

NOTE 29 – EARNINGS PER SHARE

	For the year ended December 31,
	2024	2023

Basic earnings per share

Income attributable to owners of the parent company (ThUS$)	976,972	581,831
Weighted average number of shares, basic (*)	604,437,877,587	604,437,869,545
Basic earnings per share (US$)	0.001616	0.000963

	For the year ended December 31,
	2024	2023

Diluted earnings per share
Income attributable to owners of the parent company (ThUS$)	976,972	581,831
Weighted average number of shares, diluted (**)	604,441,789,335	604,441,789,335
Diluted earnings per share (US$)	0.001616	0.000963
(*)    As of December 31, 2024, the weighted average number of shares considers 604,437,877,587 shares outstanding from January 1, 2024 to December 31, 2024. As of December 31, 2023, the number of weighted basic shares considers 604.437.584.048 outstanding shares from January 1, 2023 to December 31, 2023. From January 10 to December 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H.

(**)    As of December 31, 2024, the number of weighted diluted shares considers 604,437,877,587 shares outstanding and 3,911,748 shares outstanding from January 1, 2024 until December 31, 2024, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11. As of December 31, 2023, the number of weighted diluted shares considers 604,437,877,587 shares from January 1, 2023 to December 31, 2023, and 3,911,748 shares outstanding from January 1 to December 31, 2023, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11.

NOTE 30 – CONTINGENCIES
I.    Lawsuits

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	Comisión Europea	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.
On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.
On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).
On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$8,562 (€8.220.000 Euros)
This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from ThUS$8,562 (€8,220,000 Euros) to ThUS$2,327 (€2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The European Court held a hearing on April 10, 2024. We are currently awaiting a decision. On September 5, 2024, the Advocate General of the European Court of Justice issued a non-binding opinion affirming that the European Court should dismiss all the appeals of the airlines and maintain the fines imposed. The European Court usually follows the majority of the Advocate General’s recommendations, so it is highly likely that the final decision will confirm the fines, in our case, 2,240,000 euros.
2,327

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Norway) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.	The two cases still pending, in Norway and the Netherlands, are in the evidence confirmation stage. The Norway case has been inactive since January 2014 (pending the final decision of the European Commission), but there has been judicial activity in the Netherlands case. In the Netherlands, most of the airlines involved in this case have been forced to withdraw their claim against LATAM and Lan Cargo after their previous claims in the Chapter 11 proceedings before the New York Court were dismissed. So, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claims and now only the Thai Airways claim is still ongoing against LATAM and Lan Cargo. Only the withdrawal of KLM’s claim has been notified in the case of Norway.	—
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. In December 2018, the Justice Federal ruled negatively against ABSA, indicating that it will not apply a additional reduction to the fine imposed. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	9,132

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3.216 – R$19.877.623,21- probable y ThUS$7.234 – R$44.706.265,59- possible). We must await a decision on the Treasury appeal.	10,450
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (linked to this process Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$87,082 (R$538,168,490.91). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. In September 2022 with a decision for the parties, they will rule on more evidence and then we will have to wait for a resolution. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.	68,949
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The company has received the results of the due diligence and presented a claim. On August 21, 2024, a decision was rendered in the Remedy of Appeal adverse to LATAM Airlines Brazil. We need to wait for service of the decision to evaluate the next steps to take.	30,360

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. Currently, the evidentiary stage has begun.	28,425
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	8,454
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	12,847
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal and it was decided that the process will become a due diligence. We are awaiting the due diligence.	25,727

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	—
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019, that is pending a decision.	104,846
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	18,594
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	13,770

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	17,982
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	11,614
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,297
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,195
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.(proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	11,991
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, the Judge made a request to see the case file.	36,334

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,482
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,080
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,682
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,292

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,784
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,450
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,413
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	9,869

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense but the decision was unfavorable. The Company filed a voluntary appeal (CARF) that is pending a decision.	29,099
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	16,018
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an appeal with the appellate administrative court. A partial decision was made on the appeal on September 17, 2024 (voluntary appeal).	9,690
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an appeal with the appellate administrative court. A partial decision was made on the appeal on September 17, 2024 (voluntary appeal).	10,263

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period.The amount at the moment is undetermined.	—
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A partial decision on the appeal by LATAM Airlines Brazil was rendered on August 21, 2024. We need to wait for service of the decision to evaluate the next steps to take.	16,747

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024.	60,891
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	—
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. The case is awaiting hearing by the Regional Labor Court.	430
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The trial court administrative defense has been presented and the ruling was adverse. The company filed an appeal that was referred to the Brazilian Federal Administrative Tax Court (CARF in Portuguese) for a ruling on December 4, 2024. One of the judges asked to analyze the case on the day of the hearing, so a new hearing date is pending.	14,930

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration)	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury. The decision was in favor of the company and the debt was canceled. A remedy filed by União Federal is pending.	18,225
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. Waiting for the “liquidação” decision to be finalized.	8,690
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits)	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, the proceedings became a measure to analyze time-barred credits.	8,637
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented. A decision is pending.	8,963

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	9,621
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	16,961
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	11,878

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.	Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The public versions have already been added to the case file as final versions. Aerosan began a separate, but related, non-contentious inquiry on April 20, 2023 before the Anti-Trust Court (abbreviated as TDLC in Spanish) petitioning that the TDLC decide whether the enforcement of Exempt Resolution #152 of the National Customs Bureau would violate Decree Law 211. Said Resolution #152 granted Agunsa permission to operate as a cargo warehouse at the North Warehouse facility. On January 10, 2024, the Public Hearing of the case was held. On July 15, 2024, the TDLC resolved that the Resolution of the National Customs Bureau consulted by Aerosan did not violate Law Decree No. 211. For the time being, the amount is indeterminate.	—
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. On July 27, 2023, the TDLC issued a ruling favorable to LATAM, which annulled the precautionary measure in its entirety for not complying with the legal requirements. or the time being, the amount is indeterminate.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. On August 6, 2024, LATAM petitioned that the proceedings be declared to have been abandoned. For the time being, the amount is undetermined.	—
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	9,687

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011	On August 11, 2023, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VIII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued.
The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. The Supreme Court unanimously dismissed the appeal against judgment by the JAC, LATAM opposed both actions of the JAC. There are no appeals pending in this case.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. JetSmart filed two remedies of reconsideration against the decision by the Antitrust Court on October 4, 2023. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. (Continues on the next page)
—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

(Continues from the previous page)
On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief petitioning for the dismissal of the new precautionary measure petition of JetSmart. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The Office of the National Economic Prosecutor (FNE), the JAC, the National Consumer Service (SERNAC), Sky Airline and CONADECUS also provided information in January and February 2024. The Civil Aviation Board submitted a petition for clarification to the Antitrust Court on February 13, 2024, asking whether a tender could be convened of international frequencies on the Santiago-Lima Route that expire in 2024. LATAM filed a brief on February 15, 2024 stating that no matter needed to be clarified and that the petition should be dismissed. The Antitrust Court ruled against the Civil Aviation Board on February 15, 2024 because there were no obscure or doubtful aspects to clarify. On April 25, 2024, a tender was held for two Santiago-Lima frequencies and both were awarded to JetSmart. LATAM furnished the certificate of that tender to the Antitrust Court. On June 19, 2024, LATAM accompanied an economic report and observations to the report presented by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional information. On July 31, 2024, the Public Hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM. On December 18, 2024, the Antitrust Court of Chile (TDLC in Spanish) asked the Office of the National Economic Prosecutor (FNE in Spanish) to report on the status of the investigation in Case #2755-24 mentioned in the information it provided, and it asked the Civil Aviation Board (JAC in Spanish) to report on the status of the citizen consultation regarding a change in the frequency assignment regulations. Both the FNE and the JAC presented their responses on December 24, 2024. On January 10, 2025, the TDLC dismissed JetSmart’s petition in the non-contentious process dated September 26, 2023 and declared that the tender terms and conditions created no material risks that might violate the provisions in Decree Law 211. On January 24, 2025, JetSmart filed an appeal against the TDLC ruling. On January 29,2025, the TDLC declared it admissible and sent it to the Supreme Court for consideration and resolution.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits)	The administrative defense has been presented and a decision is pending.	9,615
TAM Linhas Aéreas S.A.	Superior Tribunal de Justiça (STJ)	0042711-61.2007.8.05.0001 (1449899)	Trial involving a commercial representation contract signed directly with the company Gm Serviços Auxiliares de Transporte Aéreo Ltda. alleging the irregular closing of the contract, requesting payment of compensation.	The procedure before the Court of Appeal is pending. An agreement was made for the payment of ThUS$4,480 (R$25,000,000.00).The payment in the agreement was made in full.	—
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Perú S.A.	Tribunal Fiscal	-	An appeal will be filed before the legal deadline against Intendancy Resolution #4070140001797 served December 31, 2024, which declared the Company’s remedy of claim unfounded. Decision Resolutions #0120030130232 and #0120030130245 were notified on December 22, 2022, as was Fine Resolution #0120020038314, notified on December 22, 2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015.	On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. The audit area voided the objection to the Major Maintenance expense of approximately $63 million in the notice of Complementary Outcome of Request #0122220002363 dated September 4, 2024. However, it maintains the other objections. Decision Resolutions #0120030139681 and #0120030139682 were notified on September 16, 2024, as was Fine Resolution #0120020040024 because of a violation of Article 178.1 of the Tax Code. The Company filed a remedy of claim on October 23, 2024 against those resolutions, which was processed under Claim Docket #4070340001599. However, the National Customs and Tax Administration Commission (SUNAT in Spanish) decided, in Intendancy Resolution #4070140001797 notified December 31, 2024, to declare that the Company’s remedy of claim was unfounded. Consequently, an appeal will be filed against that resolution before the legal deadline.	122,953
TAM Linhas Aéreas S.A	União Federal	10880-927.871/2023-62	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	11,059

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas	União Federal	19613.720519/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas (19613.720519/2024-11) for the amount of ThUS$47.104 (MR$262.845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The company filed an administrative response challenging the total amount of the tax assessment. The company received a partial decision on its defense on September 11, 2024. The company filed an appeal and is awaiting a decision on it.	44,638
LATAM Airlines Group S.A.	15° Juzgado Civil de Santiago	C-15990-2024	This is a class action filed by the National Consumers and Users Association (abbreviated as CONADECUS in Spanish) against LATAM Airlines Group S.A., American Airlines, Inc. and Delta Airlines, Inc. alleging several infringements of the Consumer Protection Law because flights were cancelled due to a flaw in the Crowdstrike antivirus software. It is petitioning for the imposition of fines and a damage indemnity in defense of the collective or diffuse interest of consumers.	LATAM has retained expert attorneys to handle its defense. LATAM Airlines Group was served the claim on September 17, 2024. On September 27, 2024, LATAM filed a remedy of reconsideration against the resolution that declared the action filed by the National Consumers and Users Association (CONADECUS in Spanish) admissible, which was dismissed by the court on November 20, 2024. LATAM filed a brief of answer to the claim on December 9, 2024. The amount is as yet undetermined.	-—-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Brasil	Tribunales de Justicia del Estado de Sao Paulo	Rol 1002928-30.2024.8.26.0659; Rol 1174718-13.2024.8.26.0100; Rol 1001368-42.2024.8.26.0695; Rol 0012257-66.2024.5.15.0004; Rol 1182239-09.2024.8.26.0100; Rol 1003874-02.2024.8.26.0659	Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, presented by Luana dos Santos Bezerra Bounhe and others; Aracy Ribeiro Moreira and others; Naira Maria da Silva Gusson do Nascimento; Laura dos Reis Camilo and another; and Silvia Nicole Dantas Costa Maia and others; and a lawsuit against the same companies for alleged labor liability filed by Marcus Vinicius Ávila Santanna and others.	In the litigation with Luana dos Santos Bezerra Bounhe and others (Role 1002928-30.2024.8.26.0659), on December 19, 2024, the parties submitted a request for approval of the agreement concluded extrajudicially. The remaining 5 processes remain in process. All these litigations are under insurance coverage.	—
LATAM Airlines Brasil	União Federal	17459.720028/2024-67	A Notice of Infringement was received in which the business fund amortizations (agiotage) made in the 2019 and 2020 calendar years were rejected in the calculation of Business Income Tax (IRPJ in Portuguese) and the Social Assessment on Earnings (CSL in Portuguese).	An administrative defense has been presented and we are awaiting a decision.	20,653

In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2024, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. The following table contains the proceedings that were closed or changed to remote status during 2024, according to what was disclosed in the contingencies note of the corresponding financial statement:

Company	Court	Case Number	Origin	Stage of trial	Status
LATAM Airlines Group S.A	22° Juzgado Civil de Santiago	C-29.945-2 016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court. In December 2022 LATAM requested the end of the suspension, which was granted on February 17, 2023. Arguments were presented to the Supreme Court on April 27, 2023. On August 4, 2023, the Supreme Court dismissed the remedies of vacation of judgment based on substance and form filed by Inversiones Ranco Tres S.A. The resolution rejecting the claim remains firm and enforceable. The assessment of personal and procedural costs in favor of LATAM was carried out by both the Court of Appeals and the Court of First Instance. Case closed.	Disclosed in the Company's consolidated financial statements as of December 2023
LatamAirlines Ecuador S.A	Tribunal Distrital de lo Fiscal	17509-201 4-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out. As of this date, the Sala Especializada de lo Contencioso Tributario de la Corte Nacional de Justicia has decided by ruling not to accept the appeal, so the Company is analyzing whether to take additional actions or close the process. The company has decided not to continue with the lawsuit.	Disclosed in the Company's consolidated financial statements as of March 2024

Latam Airlines Group S.A.	25° Juzgado Civil de Santiago	C-8903-20 20	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On December 28, 2022 the Civil Court ordered the filing of the file. The National Consumer and User Association (CONADECUS) filed appeals against these decisions with the Santiago Appellate Court that were joined under Case #14,213-2020. Arguments were made on March 8, 2023. In a decision on August 8, 2023, the Appellate Court dismissed the appeals by CONADECUS, costs included. On August 26, 2023, CONADECUS filed a petition based on technicalities and substance against the Appellate Court ruling in order to have it reversed by the Supreme Court. LATAM petitioned that such appeals be declared inadmissible in a brief filed September 13, 2023. On November 30, 2023, the Supreme Court declared CONADECUS’ petition inadmissible. On December 7, 2023, LATAM petitioned that the Appellate Court determine the costs of the procedure, which must be defrayed by CONADECUS. The procedural costs were set on December 19, 2023 and personal costs were decided on January 3, 2024. The costs of the trial court are currently pending, which were petitioned by LATAM on December 20, 2023. CONADECUS currently has no petitions against the settlement reached between LATAM and AGRECU. Case closed.	Disclosed in the Company's consolidated financial statements as of March 2024
LATAM Finance Limited	Grand Court of the Cayman Islands	—	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, LATAM Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of LATAM Finance Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands. Case closed	Disclosed in the Company's consolidated financial statements as of June 2024

Peuco Finance Limited	Grand Court of the Cayman Islands	—	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of Peuco Finance Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands. Case closed	Disclosed in the Company's consolidated financial statements as of June 2024
Piquero Leasing Limited	Grand Court of the Cayman Islands	—	Request for a provisional bankruptcy process	On July 08, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. On October 9, 2020 the Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of Piquero Leasing Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands. Case closed	Disclosed in the Company's consolidated financial statements as of June 2024

Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.722. 355/2014-5 2	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport. (a case related to the theory argued by the company on the proportionality of the PIS and COFINS credits).	An objection was filed administratively on September 17, 2014. The lower court rendered a partially favorable ruling on June 1, 2016 that reversed the previous separate fine. A voluntary remedy was filed on June 30, 2015 on which a judgment by the Board of Tax Appeals is pending. The case was sent to the Second Panel of the Fourth Room of the Third Judgment Section of the Board of Tax Appeals (abbreviated as CARF in Portuguese). The CARF judges partially sustained the company’s appeal to pay part of the debt (we did not appeal the other part). The Ministry of Finance of Brazil filed a special remedy. The CARF dismissed the Ministry’s remedy in September 2019, but it filed a complaint that was denied by the CARF. A decision was rendered in favor of the company that cancelled the debt. Case closed.	Disclosed in the Company's consolidated financial statements as of June 2024
TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/ DF	0000038-2 5.2021.5.1 0.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status	The action was considered favorable to TAM and closed	Disclosed in the Company's consolidated financial statements as of June 2024
SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-5 4.2016.4.0 1.3400	A claim filed by TAM and SNEA against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	On January 30th, 2024, SNEA obtained a favorable court decision from the 2nd Instance (TRF1), regarding its appeal. SNEA filed an appeal (motion for clarification) to clarify missing points regarding the deposits made with the court. On September 24, 2024, a decision was rendered in favor of LATAM Airlines Brazil authorizing it to withdraw 100% of the guarantee deposits after it presents an insurance policy. Considering this resolution, the contingency has been classified as remote, so the company reversed the provision.	Disclosed in the Company's consolidated financial statements as of September 2024

LATAM Airlines Group S.A Sucursal Perú	Tribunal Fiscal	12511-202 2	Appeal filed on October 11, 2022, against the Intendencia resolution No. 4070140000100, which declared unfounded the claim filed by the Company on September, 20, 2022, against the Determination Resolutions for alleged omissions of the Income Tax corresponding to the period 2014 and associated fines for the violation typified in numeral 1 of article 178 of the Tax Code. The main objections relate to SUNAT's lack of knowledge of the application of article 8 of the CDI between Peru and Chile regarding: i) Income obtained from the exclusivity contract of the Latam Pass program with the Banco de Crédito del Perú, ii) Income from sale of miles to non-airline partners and associated cost (sale of miles from the Latam Pass program to legal companies).	On August 29, 2024, we received service of the Tax Court Decision #07706-4-2024 revoking the part of Intendant Resolution #4070140000100 concerning objections to Income Tax and income tax payments on exclusivity income from Banco de Crédito del Perú and the sale of miles to non-airline partners. It also ordered that the balance owed and the credit for payments made be recalculated. That recalculation does not alter the use of that amount as a compensable credit and bears no relationship to the objections dismissed. However, the National Customs and Tax Administration Commission of Peru (abbreviated as SUNAT, in Spanish) can file a contentious administrative claim with the Superior Court of Justice through November 29, 2024. The contingency has been classified as remote	Disclosed in the Company's consolidated financial statements as of September 2024
LATAM Airlines Perú S.A.	Tribunal Fiscal	Expedient e de Apelación N° 2545-2023	Appeal against the resolution of the Intendencia No. 4070140000253 that declared the claim against Determination Resolutions No. 0120030126112 to 0120030126123 and RM No. 0120020037412 to 0120020037423 partially founded. The objections contested through the values indicated above correspond to the taxable base of the IGV for the national interline (domestic national sale).	On September 16, 2022, an appeal was filed against the determination and fine resolutions issued by SUNAT; being that, through Resolution of the Intendencia No. 4070140000253, the claim filed by the company was partially founded and, in addition, (i) it rectified Annexes No. 01, 04, 05 and 06 of RD No. 0120030126112 to No. 0120030126123. , (ii) the Annex to RM N° 0120020037412 to N° 0120020037423, (iii) the balance in favor of the IGV for the tax periods of January and July 2016 contained in RD N° 0120030126112 and 0120030126118; and, (iv) rectified and continued the collection of the tax debt contained in RD No. 0120030126113 to 0120030126117 and 0120030126119 to 0120030126123 and RM No. 0120020037412 to 0120020037423. On January 11, 2023, an appeal was filed against the this resolution which has been resolved and notified on April 10, 2024 through RTF 3149-9-2024, through which the Tax Court has decided to revoke RI No. 4070140000253 and proceed to reliquidate the Tax. On June 28, 2024, notice was received of Intendent Resolution #4070150000505 in which the National Customs and Tax Administration Commission (SUNAT in Spanish) voided the amounts in strict observance of the order by the Administrative Tax Court, thereby concluding this administrative stage, with procedural effects from July 1, 2024. SUNAT did not file a contentious administrative claim with the Superior Court of Justice against Tax Court Decision #3149-9-2024, so the process has ended.	Disclosed in the Company's consolidated financial statements as of September 2024

III. Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”). On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE. The investigation is completed.

3) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. On August 28, 2023, the FNE sent LATAM an Official Ordinary Letter requesting additional information, the response to which was sent on September 27, 2023. An Official Ordinary Letter was received on October 14, 2024 in which the FNE requested additional information from LATAM. That letter was answered on November 4, 2024. The most recent activity in the investigation of Case #2484-18 is an Official Ordinary Letter dated November 21, 2024, which was answered in two parts: the first on December 6, 2024 and the second on December 11, 2024.

4) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE. An Official Ordinary Letter was received on March 4, 2024 in the investigation in Case #2669-21 in which the FNE requested additional information from LATAM. That letter was answered on March 15, 2024. An Official Ordinary Letter was received on April 19, 2024 in which the FNE requested additional information from LATAM. That letter was answered on May 2, 2024. The most recent activity in the investigation of Case #2669-21 is an Official Ordinary Letter dated December 11, 2024, which was answered in two parts: the first on December 26, 2024 and the second on January 8, 2025.

5) The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. On December 29, 2023, CADE sent a new request to LATAM Airlines Brasil requesting more complete information, to which LATAM responded in parts, on February 16, 2024, March 11, 2024, March 22, 2024 and June 11, 2024. LATAM Airlines Brasil is cooperating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

6) The competition authority reacted to an article in the press and sent an official letter [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brazil) seeking information on the acquisition of other types of aircraft. The company received it on March 21, 2024 and responded on April 1, 2024. CADE sent a new letter requesting additional information on July 9, which was answered by LATAM Airlines Brasil on July 25, 2024. LATAM Airlines Brazil is cooperating with the authority and maintains its commitment to transparency and compliance with all applicable laws and regulations.

7) Brazilian consumer authorities sent three official letters to LATAM Airlines Brazil in August and September 2024 requesting information on the crash of a Voepass airplane. LATAM Airlines Brazil has a code-share agreement with Voepass. The company answered those letters properly by the deadline. The National Consumer Secretariat decided to archive the procedure due to the sufficiency of the responses presented by the company. The procedures before the Consumer Defense Institute of the State of Paraná (PROCON PR) and the State of

São Paulo (PROCON SP) are still ongoing. LATAM Airlines Brazil also received an official letter from the Office of the Public Prosecutor on August 12, 2024, which it answered on August 27, 2024. On September 5, 2024, the Prosecutor's Office issued a decision to separate the procedure into three specific topics: (1) security matters, in which LATAM Airlines Brasil is not a party; (2) consumer matters, with two representations filed; and (3) compensation matters, which will be closed due to the Reparation Program (PR 2283).

IV. CMF Research Unit Result

On December 19, 2024, through Exempt Resolution No. 12095, the Financial Market Commission (CMF) informed LATAM Airlines Group S.A. of the application of Censure, as a result of the investigation process initiated in August of that year due to delays of only 9 hours and 38 minutes in relation to the deadlines established by General Regulation (NCG) 30 issue by the regulatory entity for the submission of the XBRL file for the financial statements corresponding to the third quarter of 2020, the date on which the Company was in its reorganization process under Chapter 11, as a result of the pandemic.

.
NOTE 31 - COMMITMENTS

(a)     Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2022 revolving credit facility (“Exit RCF”) from US$500 million to US$750 million with a consortium of nine banks led by JP Morgan Chase Bank, N.A. As of December 31, 2024, this credit facility is undrawn and fully available. Additionally, LATAM Airlines Group S.A., together with Professional Airline Services Inc., a Florida corporation and wholly owned subsidiary of LATAM Airlines Group S.A., issued: (i) on October 12, 2022, as amended on November 3, 2022, a five-year loan (“Term Loan B”) for US$1.1 billion (on October 15, 2024, this loan was fully repaid), (ii) on October 18, 2022, senior secured notes at 13.375% maturing in 2027 (“2027 Notes”) for a total principal amount of US$450 million (on October 15, 2024, this loan was fully repaid), and (iii) on October 18, 2022, senior secured notes at 13.375% maturing in 2029 (“2029 Notes,” together with the 2027 Notes, the “Notes”) for a total principal amount of US$700 million. The Exit RCF, the Term Loan B, and the Notes (collectively, the “Exit Financing”) share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. The Exit Financing contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain affiliate transactions, engage in certain business activities, or make certain investments. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million.

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2016 revolving credit facility (“RCF”) with a consortium of nine financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount from US$600 million to US$800 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of December 31, 2024, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, entered into a five-year loan agreement (“Spare Engine Facility”) with, among other institutions, Crédit Agricole Corporate and Investment Bank, acting through its New York branch as loan agent, secured by spare engines for a principal amount of US$275 million. As of November 4, 2024, this loan was fully repaid. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum combined level of US$400 million).

On October 15, 2024, LATAM Airlines Group S.A. received the funds from its issuance of secured bonds at 7.875% maturing in 2030 (“2030 Notes,” together with the 2029 Notes, the “Notes”) for a total principal amount of US$1.4 billion. The Exit RCF and the Notes share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million. The funds received were used to repay the Term Loan B and part of the 2027 Notes.

On November 4, 2024, LATAM Airlines Group S.A., acting through its Florida branch, entered into a new four-year revolving credit facility, secured by spare engines (“Spare Engine Facility”), with, among other institutions, Crédit Agricole Corporate and Investment Bank as loan agent, for a total amount of US$300 million, of which US$275 million was drawn on the same day, leaving US$25 million available for the Company when required. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a combined minimum level of US$400 million). The funds received were used to fully repay the previous spare engine financing. Finally, this issuance was linked to sustainability (“Sustainability-Linked”), which entails a commitment to reducing CO2 emissions intensity from March 2025 until the maturity of the facility. Compliance or non-compliance with these targets does not result in acceleration of the credit but instead applies a reward or penalty, respectively, on the interest rate.

As of December 31, 2024, the Company complies with the aforementioned minimum liquidity covenants.

b)     Other commitments

As of December 31, 2024, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	50	Letter of Credit	217,753	Jan 5, 2025
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	48,483	Apr 20, 2025
ISOCELES	LATAM Airlines Group S.A.	1	Letter of Credit	41,000	Dec 1, 2025
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	21	Guarantee Insurance	170,588	Apr 14, 2025
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,216	Jun 27, 2029
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	9,460	Mar 4, 2025
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	23	Letter of Credit	7,457	Feb 1, 2025
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	6,040	Dec 31, 2999
BBVA	LATAM Airlines Group S.A.	1	Letter of Credit	3,800	Jan 23, 2025
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,816	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,148	Dec 31, 2999
13ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL/DF	TAM Linhas Aereas S.A.	1	Letter of Credit	1,780	Dec 31, 2999

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
14ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL / TRIBUNAL: 7ª TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - ANULATÓRIA N.º 0007263-25.2008.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,627	May 29, 2025
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	1	Letter of Credit	2,300	Jan 27, 2025
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	5	Letter of Credit	3,649	Mar 13, 2025
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	19	Letter of Credit	2,599	Mar 27, 2025
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	11	Guarantee Insurance	19,214	Nov 17, 2025
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,700	Jul 20, 2025
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	20	Letter of Credit	4,295	Feb 12, 2025
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,240	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	1,472	Dec 31, 2999
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	3	Letter of Credit	2,412	Nov 15, 2025
CORPAC S.A.	LATAM Airlines Perú S.A.	22	Letter of Credit	4,623	Jan 29, 2025
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	7	Letter of Credit	1,810	Feb 6, 2025
			Total	563,482

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)     Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the year ended December 31,
						2024	2023
						ThUS$	ThUS$

96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	142	124
78.180.506-1	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Dividends	CLP	(2)	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Related director	Chile	Tickets sales	CLP	16	—
				Dividends	CLP	(1,904)	—
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	Dividends	CLP	(6,870)	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(5)	(59)
				Expense recovery	ARS	—	3
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(22,863)	(22,107)
				Interlineal provided service	US$	32,092	31,020
				Services received of handling	US$	(88)	(252)
				Services provided of handling	US$	1,058	—
				Services received miles	US$	(10,103)	(4,657)
				Services provided miles	US$	2,783	1,683
				Dividends	US$	(17,512)	—
				Services provided VIP lounge	US$	—	—
				Services provided / received others	US$	776	1,424
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(319,499)	(144,239)
				Interlineal provided service	US$	213,153	127,145
				Services received miles	US$	(15,795)	(11,069)
				Services provided miles	US$	8,335	7,328
				Joint venture	US$	(10,000)	(10,000)
				Services received of handling	US$	(7,058)	(3,657)
				Services provided maintenance	US$	995	—
				Real estates leases provided	US$	155	86
				Dividends	US$	(17,535)	—
				Services provided VIP lounge	US$	1,756	640
				Services provided / received others	US$	(22)	344

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)     Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Remuneration	12,354	12,815
Board compensation	1,786	1,429
Non-monetary benefits	423	606
Short-term benefits	17,483	13,604
Termination benefits (*)	1,341	59
Total	33,387	28,513

In accordance with current legislation, the Ordinary Shareholders’ Meeting held on April 20, 2023, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2024. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(a)During the first year following their appointment, until November 15, 2023, provided that the Director serves continuously in their position, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(b)For the second year following their appointment, covering the period from the end of the first anniversary since their designation until November 15, 2024, under the same condition mentioned previously and approved by the Ordinary Shareholders’ Meeting in the first quarter of 2024, each Director will be entitled to receive another additional amount equivalent to 9,226,234 URAs.

(c)Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as those on foreign exchanges recognized at the national level where LATAM’s American Depositary Shares may eventually be listed again, will be taken into account.

The amounts paid for this concept, in accordance with the above, are:

	Paid during the year
	2024	2023
	ThUS$	ThUS$

URAs Directors	763	481
URAs Board Committee	85	53
Total	848	534

NOTE 33 - SHARE-BASED PAYMENTS

(a)      LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which existed until March 2023, with a demand period between October 2020 and March 2023, where the collection percentage was annual and cumulative. The methodology is an estimate of the number of units, where a goal of the value of the action is set.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan was finally not executed because the share price required for its collection is below the initial target.

(b) CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the Company's employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the Company who are part of the GEM (CEO and employees whose job description is "vice presidents" or "directors"). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. "RSUs" (Retention Shares Units): That is, Units associated with the employee's permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a "VTE" – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the "Pro Rata Factor").

Notwithstanding the mentioned above, the CIP also contemplates a "Minimum Guaranteed Vesting" according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs
Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. "PSUs" (Performance Shares Units): That is, Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the "Net Price/ERO (Equity Rights offering) Quotient") between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders' meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash ("MPP" – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs ("MPP Based RSUs"). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month

30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company's share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 "Share-based payments" and has been considered as a "cash settlement award" and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line "Administrative expenses" of the Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company's share, multiplied by the number of underlying units granted. This estimate was made based on the Company's Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of December 31, 2023 and December 31, 2024 , is as follows:

	Opening balance as of 01.01.2023	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2023

RSU - Retention	—	3,107,603,293	—	—	(121,146,360)	2,986,456,933
PSU - Performance	—	4,251,780,158	—	—	(242,192,091)	4,009,588,067
MPP BASED RSU - Protection	—	1,438,926,658	—	—	(192,047,245)	1,246,879,413
Total	—	8,798,310,109	—	—	(555,385,696)	8,242,924,413

	Opening balance as of 01.01.2024	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2024

RSU - Retention	2,986,456,933	35,468,268	—	(692,032,415)	(91,282,871)	2,238,609,915
PSU - Performance	4,009,588,067	42,034,943	—	—	(89,352,930)	3,962,270,080
MPP BASED RSU - Protection	1,246,879,413	—	—	—	(60,388,760)	1,186,490,653
Total	8,242,924,413	77,503,211	—	(692,032,415)	(241,024,561)	7,387,370,648

NOTE 34 - STATEMENT OF CASH FLOWS

(a)The Company has carried out the following transactions with non-monetary impact transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)Other inflows (outflows) of cash:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Restricted Advances	—	20,572
Bank commissions, taxes paid and other	(3,355)	(2,173)
Taxes on financial transactions	(10,563)	(6,803)
Guarantees	73,074	4,406
Judicial deposits	54,356	(16,349)
Fuel derivatives and currency	31,853	30,413
Derivative margin guarantees	10,902	(2,559)
Payment for derivatives premiums	(43,902)	(47,853)
Insurance recovery	9,788	—
Total Other inflows (outflows) Operation activities	122,153	(20,346)

Recoveries of credits and Guarantee deposit received from the sale of aircraft	34,469	48,258
Insurance recovery	—	11,000
Recoveries of credits received		—
Total Other inflows (outflows) Investment activities	34,469	59,258

Interest rate derivatives	1,456	15,934
Taxes on financial transactions	—	(4,529)
Others recovery	510	—
Costs associated with financing	(64,146)
Withholding tax	(11,689)	—
Total Other inflows (outflows) Financing activities	(73,869)	11,405

(c) Dividends:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Latam Airlines Group S.A.	(174,549)	—
Transportes Aéreos del Mercosur S.A. (*)	(289)	—
Total dividends paid	(174,838)	—

(*) Dividends paid to minority shareholders

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows				Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2023	Obtainment	Payment			Interest accrued and others	As of December 31, 2024
		Capital (*)	Capital (**)	Interests	Other flow
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank loans	1,029,434	—	(1,089,000)	(167,026)	—	226,592	—
Guaranteed obligations	303,922	99,000	(28,938)	(19,908)	—	19,967	374,043
Other guaranteed obligations	430,350	272,112	(330,870)	(39,066)	—	42,225	374,751
Obligation with the public	1,302,838	1,378,948	(450,000)	(156,862)	(10,870)	175,249	2,239,303
Financial leases	901,546	—	(105,734)	(46,596)	—	50,557	799,773
Other loans	104	—	—	—	—	(104)	—
Lease liability	2,967,994	—	(344,038)	(288,176)	—	1,026,801	3,362,581
Total Obligations with financial institutions	6,936,188	1,750,060	(2,348,580)	(717,634)	(10,870)	1,541,287	7,150,451

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2022	Obtainment	Payment		Interest accrued and others	Reclassifications	As of December 31, 2023
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank loans	1,385,995	—	(81,952)	(153,791)	189,272	(310,090)	1,029,434
Guaranteed obligations	325,061	—	(19,726)	(20,309)	20,686	(1,790)	303,922
Other guaranteed obligations	474,304	—	(56,519)	(42,283)	43,037	11,811	430,350
Obligation with the public	1,289,799	—	—	(155,655)	168,694	—	1,302,838
Financial leases	1,088,239	—	(183,374)	(48,272)	58,076	(13,123)	901,546
Other loans	2,028	—	(434)	—	(70)	(1,420)	104
Lease liability	2,216,454	—	(225,358)	(173,924)	1,150,822	—	2,967,994
Total Obligations with financial institutions	6,781,880	—	(567,363)	(594,234)	1,630,517	(314,612)	6,936,188

(*) During the year 2024 the Company obtained ThUS$1,750,060 imports from long-term loans. For the year 2023, the Company did not obtain financing.

(**) As of December 31, 2024, under the cash flows from financing activities are presented loan repayments of ThUS$2,004,542 and payments of lease liabilities of ThUS$344,038 (ThUS$342,005 and ThUS$225,358, respectively as of December 31, 2023).

Below are the details obtained (payments) of flows related to financing:

	For the year ended December 31,
	2024			2023
	Capital raising	Payments		Capital raising	Payments
Flow of		Capital	Interest		Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Aircraft financing	99,000	(198,774)	(69,249)	—	(251,388)	(76,497)
Lease liability	—	(344,038)	(288,176)	—	(225,358)	(173,924)
Non-aircraft financing	1,651,060	(1,805,768)	(360,209)	—	(90,617)	(343,813)
Total obligations with Financial institutions	1,750,060	(2,348,580)	(717,634)	—	(567,363)	(594,234)

(e)Advances of aircraft and engines

Corresponds to the cash flows associated with aircraft and engines purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment.

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Increases (payments)	(219,010)	(142,782)	(23,118)
Recoveries	34,379	215,362	3,037
Total cash flows	(184,631)	72,580	(20,081)

(f)Additions of property, plant and equipment and Intangibles

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Net cash flows from
Purchases of property, plant and equipment	1,325,463	795,787
Additions associated with maintenance	358,475	337,126
Other additions	966,988	458,661
Purchases of intangible assets	94,412	68,052
Other additions	94,412	68,052

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the year ended December 31,
	2024	2023
	ThUS$	ThUS$

Net cash flows from (used in) operating activities	6,256	(47,569)
Net cash flows from (used in) investment activities	819	3,661
Effects of variation in the exchange rate on cash and cash equivalents	(7,075)	43,908
Net increase (decrease) in cash and cash equivalents	—	—

(h) Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$246,429 (ThUS$294,549 as of December 31, 2023).

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is committed to sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The Group manages socio-environmental matters at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The Group is committed to monitoring and mitigating its impacts on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental matters, together with the various areas of the company, include ensuring compliance of legal environmental regulations in all the countries, implementing and maintaining a corporate environmental management system, the efficient use of non-renewable resources such as aircraft fuel, implement measures for the valorization and diversion of landfill waste, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental social and economic benefits for the company and the countries where it operates.

LATAM's sustainability strategy that was launched in 2021 is based on 4 pillars: Environmental Management System, Climate Change Management, Circular Economy and Shared Value. With these pillars, the company seeks to generate social, environmental and economic value for society and the company, anticipating the risks inherent in the sustainability challenges which are viewed by the current and future scenarios.

The aspects addressed in each pillar within the strategy are presented below:

Environmental Management

To safeguard environmental regulatory compliance with the different regulations applicable to LATAM group operations, the company has strengthened the operation of its environmental management system, turning it into a preventive tool that allows it to respond in an agile and planned manner to an internal and external context. dynamic in regulatory matters, allowing it to adopt good industry practices and improve its environmental performance.

In October 2024, we re-certified the Miami Cargo base under ISO 140001:2015 standard. The scope of this certification is Air cargo transportation services and the maintenance of its aircraft in Miami. LAN CARGO EMS activities include ORG (Corporate and Administrative activities); GRH (Ground Activities); MNT (Maintenance activities); CGO (Cargo and Warehouse activities); and SEC (Security, Safety, and Environmental activities).

Climate Change Management

Aiming to manage its carbon footprint and to contribute to the preservation and conservation of some of the region’s key ecosystems, LATAM seeks to advance in its Net Zero roadmap in a sustainable manner with the environment, the communities it serves and with the business, for which it bases its strategy on the following fronts:

Efficient Operation: Through LATAM Fuel Efficiency, LATAM’s corporate fuel efficiency program that considers initiatives in all areas of the company that aim to reduce fuel consumption.

Sustainable Aviation Fuels (SAF): Given the importance of SAF to mitigate climate change in the long term, LATAM is working towards creating the enabling conditions in the region to foster the development of SAF. For this, it co.-financed, together with Airbus, an independent study conducted by the Massachusetts Institute of Technology (MIT) with the objective of creating public policy recommendations that contribute to the industry’s decarbonization. The Group is focused on exploring opportunities in Brazil and Colombia, which have proven experience in the biofuels industry; and Chile, a country with high potential for green hydrogen development.

New Technologies: Renewing the fleet by incorporating the latest generation of aircrafts contributes to the reduction of emissions, given that, according to the manufacturer’s data, new generation aircrafts consume between 20 and 25% less fuel compared to previous generations.

Emissions offsetting: LATAM has a comprehensive commitment to the environment and thus has established strategic partnerships that will allow, not only to acquire carbon credits as a complementary measure to offset emissions, but also to contribute to the preservation and conservation of strategic ecosystems in the region.

With this fronts and initiatives, the Group focuses on scope 1 emissions reductions, or in other words, on reducing the amount of carbon dioxide emissions per passenger/ton transported, prioritizing reduction over offsetting..

During 2024, LATAM announced its first sustainability linked financing, subscribing to USD$ 300 million credit, under which it can receive price adjustment based on its performance in relation to its carbon dioxide emissions intensity measured as tons of CO2 emissions / revenue per ton-kilometer (RTK).

Circular Economy

LATAM has outlined its roadmap by promoting a circular economy from the design of its materials and processes to the reduction and valorization of its waste, considering differentiated actions according to the type of operation and material.

By the end of 2024, LATAM achieved the elimination of 97% of single-use plastics from its operations, equivalent to more than 1,738 tons. The remaining 3% corresponds to items not replaced due to legal, sanitary, or operational restrictions.

Additionally, an evaluation of the valorization potential was developed in the main operations of Santiago (Chile), Sao Carlos (Brazil), and Bogotá (Colombia) to estimate the technical limit of waste valorization, and continued strengthening the waste management systems in Chile and Brazil.

Our Lounge at Santiago de Chile airport generates 455 tons of waste in one year, and LATAM managed to recycle 76%, which includes composting orange peels, uneaten passenger food, and organic kitchen waste, among others.

Regarding the “Recicla tu Viaje” program present on domestic flights in our network, we expanded the scope of recycling to include Tetra Pak in Chile and Brazil. With this, the LATAM group managed to recycle more than 280 tons of waste from our flight operations. This figure includes the recycling of PET plastic bottles from water and soft drinks in BR, CL, CO, EC, and PE, and Tetra Pak from juice and dairy cartons used on domestic flights in Brazil and Chile, a 64% improvement over 2023. Additionally, for the second consecutive year, we received the Onboard Hospitality magazine award for Sustainable Onboard Service for the "Recicla Sua Viagem" program in Brazil (114 tons of PET bottles in 2023).

On our onboard service, we significantly reduced fresh food waste by implementing artificial intelligence. This system helps us more accurately predict the amount of food we need to load on each flight, thus avoiding excess catering. Since its implementation, this excess has been reduced by more than 60%, preventing the waste of more than 200,000 fresh food services.

Regarding our cargo operations in Chile, this year we implemented high-density red plastic pallets. These pallets replace traditional wooden and conventional plastic pallets, improving operational efficiency due to their greater durability.

Finally, the Segundo Vuelo Perú program was awarded by Corresponsables in Spain. Segundo Vuelo, a program present in Chile, Brazil, Peru, Colombia, Ecuador, and Paraguay, collaborates with local communities that receive discarded LATAM uniforms to transform them into new products. This initiative not only reduces the environmental impact of textile waste but also contributes to the sustainable development of communities, job creation, and responsible consumption.

Shared Value

The "Solidarity Plane" program stands out regarding shared value creation. It was created in 2011, and through it, LATAM provides society with its structure, connectivity, passenger, and cargo transportation free of charge to support the needs of the region. The program operates in three areas.

Health Solidary Plane: On disposition for the community, to serve as an aerial bridge to provide support to different necessities of well-being and health of the region. Focus on the patient, health professional and medical supplies transportation.
Environmental Solidary Plane: flora and fauna transportation for its conservation, transportation of scientists and members of environmental institutions that travel to guard the region's ecosystem. Support is also provided in transferring waste from islands to Latin America mainland.
Natural Disaster Solidary Plane: transportation of humanitarian aid in response to floods, fires, earthquakes, tsunamis and volcanic explosions.

In 2024 we worked with 47 organizations in South America resulting in the transportation of 4877 passengers and 744 tonnes of humanitarian cargo.

Finally, as part of the strength program search, the development of a methodology to measure the social and environmental program impact (Social Return Investment) was incorporated.

Corporate Sustainability Assessment (CSA) of S&P Global

Globally, LATAM is the fifth airline with the best performance in sustainability according to the corporate sustainability Assessment (CSA) of S&P Global in December 2024. The international risk rating agency measures the environmental, social and corporate governance practices of companies.

This allowed us, after five years, to be included again in the Dow Jones Sustainability Index list of Chile and the MILA Pacific Alliance, which recognizes companies from Chile, Colombia and Peru.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

After December 31, 2024 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2024, have been approved in the Extraordinary Session of the Board of Directors on January 30, 2025.